Paul Hastings
ATTORNEYS

Paul, Hastings, Janofsky & Walker LLP
515 South Flower Street • 25th Floor • Los Angeles, CA 90071-2228
telephone 213 683 6000 • facsimile 213 627 0705 • www.paulhastings.com

06015058

SEC MAIL PROCESSING SECTION
RECEIVED
JUL 06 2006
WASH. D.C.
199

SUPPL

(213) 683-6196
carolyndomen@paulhastings.com

July 5, 2006

32724.00020

**EXEMPTION FILE NUMBER: 82-34717**

PROCESSED
JUL 13 2006
THOMSON
FINANCIAL

Office of International Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Yamaha Corporation – Information Furnished Pursuant to Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended

Ladies and Gentlemen:

On behalf of Yamaha Corporation, a corporation incorporated under the laws of Japan (the "Company"), we hereby furnish this letter, including the exhibits attached hereto, to the U.S. Securities and Exchange Commission (the "Commission"), in order to maintain the exemption from Section 12(g) of the Securities Exchange Act, as amended (the "Exchange Act"), afforded to foreign private issuers by Rule 12g3-2(b) thereunder.

Set forth on Schedule 1 attached hereto is a list furnished pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act of the information that, during the month of June, 2006, the Company:

(i) has made or is required to make public pursuant to the laws of Japan;

(ii) has filed or is required to file with the Tokyo Stock Exchange and which was made public by the Tokyo Stock Exchange; or

(iii) has distributed or is required to distribute to its security holders.

Pursuant to Rule 12g3-2(b)(4) under the Exchange Act, we are enclosing an English translation or English summary of each of the documents listed on Schedule 1.

This information is being furnished on behalf of the Company under paragraph b(1) of Rule 12g3-2, with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

dlw 7/11

Paul Hastings
ATTORNEYS



Please acknowledge your receipt of this letter and the enclosures transmitted herewith by stamping the enclosed receipt copy of this letter and returning the same to our awaiting messenger.

Very truly yours,

Carolyn M. Domen

Carolyn M. Domen
for PAUL, HASTINGS, JANOFSKY & WALKER LLP

Enclosures

cc: Mr. Toshihisa Takagi (w/o enclos.),
Yamaha Corporation

Schedule 1

## Information Published, Filed or Distributed during June 2006

1. Notice relating to additions and revisions to the Financial Statements for the fiscal year ended March 31, 2006(Exhibit 1)

2. Notice of the 182nd Ordinary General Shareholders' Meeting (Exhibit 2)

3. Notice of resolutions passed at the 182nd Ordinary General Shareholders' Meeting (Exhibit 3)

4. Continuation of the policy on large purchases of Company shares (Anti-Takeover Measures) (Exhibit 4)

5. Brief explanation of Annual Report (*Yukashoken Hokokusho*) with Financial Statements (Consolidated basis and non-consolidated basis) (Exhibit 5)

6. Revision of Corporate Governance Report (Exhibit 6)

June 9, 2006



**Company name:** YAMAHA CORPORATION

**President and representative director:** Shuji Ito

**Code number:** 7951

**Stock listings:** Tokyo Stock Exchange (First Section)

**For further information, please contact:** Fumio Umeda

**Telephone:** +81 53 460 2141

## Notice Relating to Additions and Revisions to the Financial Statements for the Fiscal Year Ended March 31, 2006

This is to advise you that certain additions and revisions have been made to the financial statements for the year ended March 2006 (fiscal 2006) announced on April 28, 2006.

Particulars

### I. Additions to Supplementary Materials to Fiscal 2006 Financial Statements (Consolidated)

#### 1. Analysis of Financial Position and Management Performance

The forward-looking statements contained herein are based on judgments made by Yamaha Group as of the closing day of the fiscal year.

#### (1) Major Accounting Policies and Estimates

Yamaha Group prepares its financial statements in accordance with accounting principles generally accepted in Japan. The preparation of these financial statements requires the use of estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Management bases these estimates on historical experience. Nevertheless, actual results may differ from these estimates on account of various uncertain factors.

Of Yamaha Group's major accounting policies, the following affect the more significant estimates and assumptions made by management.

**Estimated Value of Allowance for Doubtful Accounts**

The amount of allowance for doubtful accounts is determined based on an estimated amount for probable doubtful accounts based on the collectibility of individual receivables and an amount based on past experiences.

**Estimated Value of Inventories**

The value of inventories is mostly estimated based on consideration of unit value according to the last-in, first out (LIFO) method as well as the use of current market value..

**Estimated Impairment of Fixed Assets**

Future cash flow and the discount rate are estimated in the calculation of impairment loss on fixed assets and the calculation of recoverable value.

**Estimated Impairment of Other Marketable Securities with Market Value.**

Yamaha records impairment charges when it believes the decline in value of securities and investments is considered to be other-then-temporary based on the anticipated recoverability of fair value.

**Estimate of Deferred Tax Assets**

The collectibility of deferred tax assets is estimated based on the estimation of future taxable income.

**Estimate of Revision of Product Warranties**

A warranty reserve is provided to cover the costs for possible repairs which may be claimed by customers after group companies' sales. The amount is estimated based on,prior defects to unit sales volume or to net sales, or individual estimation by product.

**Estimate of Accrued Employees' Retirement Benefits**

The allowance for employees' retirement benefits is estimated based on the estimated amount of retirement benefit obligations and plan assets.

**(2) Analysis of Business Results**

**Net Sales by Business Segment**

Sales increased on a year-on-year basis in the musical instruments and lifestyle-related products businesses. But sales from electronic equipment and metal products fell sharply because of lower demand for the LSI sound chips used in mobile phones and as a result of continued price erosion. Sales also fell in the AV/IT and recreation segments. Net sales amounted to ¥534.1 billion, on a par with the

previous year.

Sales of musical instruments increased ¥11.5 billion, or 3.8%, compared with fiscal 2005, to ¥314.1 billion. Positive currency translation effects due to yen depreciation accounted for ¥8.3 billion of the increase in sales posted by this core segment. Excluding such effects, the real year-on-year increase in musical instrument sales was ¥3.2 billion, or 1.1%.

Sales in the Japanese market declined after demand for STAGEA™, a new Electone™ model, settled down following that product's launch in 2004. Sales in the North American market, conversely, rose on the growth in sales of pianos, professional audio equipment, and wind instruments. Sales were also brisk in Europe, reflecting strong demand for electronic musical instruments and for professional audio equipment. Sales in both of these markets increased compared with fiscal 2005. Other markets where sales increased over the previous year included South Korea, South America, and the Middle East. Double-digit sales growth was posted in China once again, spurred by strong piano sales supported by increased piano production at the Hangzhou. Yamaha musical instruments Co., Ltd.

By product category, sales of Electones™ fell sharply in fiscal 2006. Professional audio equipment sales, though, increased more than 20% over the previous year due primarily to sales growth overseas, especially in North America. Other product categories posting year-on-year gains in sales included pianos and wind instruments. However, sales of guitars in North America unexpectedly declined.

The Company continued its efforts to make its music schools appeal to modern consumer lifestyles through new concepts and facilities, while also striving to boost student enrollment numbers. As a result, overall students numbers expanded as both children and adult enrollments increased compared with fiscal 2005, leading to higher sales. Music school operations also commenced in China.

Sales in the AV/IT segment fell ¥1.8 billion, or 2.3%, compared with the previous year, to ¥75.9 billion. In audio products, although shipments of the new Digital Sound Projector™ "YSP" range of products were favorable, overall sales of audio products were poor because of a depressed home theater market. By market, sales rose in the U.S. market, led by medium- and high-end amplifiers and receivers, but sales fell in Japan and Europe amid fierce competition. Sales of routers to small and medium-sized firms also declined on account of intense competition and the effects of price erosion.

Electronic equipment and metal products segment sales fell ¥12.9 billion, or 18.7%, compared with the

previous year, to ¥56.2 billion. A drop in demand in the market for the LSI sound chips used in mobile phones was compounded by unit sales price erosion, resulting in a substantial decline in the sales of these chips compared with fiscal 2005. Sales of electronic metal materials rose gradually beginning in the second half of fiscal 2006, based on a recovery in markets for digital consumer electronics.

Sales in the lifestyle-related products segment increased ¥2.4 billion, or 5.5%, compared with the previous year, to ¥45.2 billion. This rise was mainly due to a shift in operational emphasis toward the home remodeling sector as housing starts in Japan stalled. The popularity of system kitchens featuring sinks made of artificial marble was another factor boosting sales throughout the year.

A drop in sales revenue from wedding functions had a negative impact on the business of the recreation segment. As a result, despite a recovery in accommodation occupancy rates, overall segment sales declined ¥0.3 billion, or 1.5%, compared with fiscal 2005, to ¥18.0 billion.

In other operations, sales of automobile interior wood components rose on the success of client development efforts, offsetting effects related to clients' lack of model changes. The launch of improved golf club models conform to new standards that reduce the spring-like energy transfer from clubface to ball met with the approval of golfers in Japan and abroad, boosting golf-related sales. The factory automation (FA) business likewise continued to expand steadily. Sales of metallic molds and components also rose, reflecting a recovery in demand in the second half of the year for magnesium parts used in mobile handsets and digital cameras. Total sales in the others segment increased ¥1.1 billion, or 4.7%, compared with the previous year, to ¥24.7 billion.

**Sales by Geographic Area**

In Japan, sales of lifestyle-related products increased over sales the previous year, but sales of semiconductors fell sharply, particularly for the LSI sound chips used in mobile phones. Likewise, domestic demand for a new model of Electone™, STAGEA™, dipped in its post-launch year, dragging down overall musical instrument sales. Sales in Japan thus fell ¥17.7 billion, or 5.7%, year on year, to ¥295.2 billion.

Sales in North America increased ¥8.0 billion, or 9.2%, year on year, to ¥94.7 billion. This reflected generally strong sales of musical instruments and AV equipment and gains due to the yen's depreciation against the dollar.

In Europe, sales advanced ¥3.0 billion, or 3.6% year on year, to ¥87.5 billion. Higher sales of musical instruments and increased shipments of automobile interior wood components helped to offset a decline in AV equipment sales.

In Asia, Oceania and other areas, higher sales of musical instruments in South Korea, South America, the Middle East, and other parts of the world contributed to a ¥6.7 billion, or 13.4%, growth in sales, to ¥56.7 billion. Although sales dipped below target levels, a double-digit gain was still posted in China.

**Cost of Sales and SG&A Expenses**

Ongoing cost reduction only partially offset an increase in material costs caused by factors such as yen depreciation and higher crude oil prices. The overall cost of sales increased ¥6.2 billion, or 1.8%, compared with fiscal 2005. Gross profit declined ¥6.3 billion, or 3.2%, to ¥192.3 billion, with sales remaining basically on par with the previous year. The gross profit margin declined 1.2 percentage points, from 37.2% to 36.0%.

Selling, general and administrative (SG&A) expenses increased ¥5.2 billion, or 3.2%, over fiscal 2005, to ¥168.1 billion. The increase reflected a rise in expenses associated with yen depreciation, a hike in costs related to newly consolidated subsidiaries, and a surge in distribution costs. The ratio of SG&A expenses to sales rose 1.0 percentage point, from 30.5% to 31.5%.

**Operating Income**

Operating income fell ¥11.6 billion, or 32.4%, from a year earlier, to ¥24.1 billion. Despite a foreign exchange gain due to depreciation of the yen, there was a change in sales composition, notably with a decline in the proportion of high-profit-margin semiconductors, while rising raw materials prices, especially for crude oil, and higher transportation costs, also had a negative effect.

Operating income in the musical instruments segment was largely unchanged, at ¥14.1 billion. The segment's higher sales and currency translation gains were offset by a combination of higher raw material prices; adverse changes in the product sales mix; and corrective inventory-related measures, which resulted in lower gross profit margins for the segment.

Operating income also declined in the AV/IT segment, by ¥1.5 billion, or 42.1%, to ¥2.1 billion, due to the effects of lower sales and of reduced gross profit margins due to fierce competition, despite continued efforts to cut production costs.

The electronic equipment and metal products segment recorded a second consecutive substantial year-on-year drop in operating income of ¥12.0 billion, or 60.3%, from ¥20.0 billion to ¥7.9 billion. This mirrored a significant fall in sales caused by lower demand for the LSI sound chips used in mobile phones and by further price erosion.

Profitability, meanwhile, was restored at the operating level to the lifestyle-related products segment. This was due to a combination of increased sales and reduced manufacturing and fixed costs.

Depreciation expenses were reduced in the recreation segment after the adoption of asset-impairment accounting standards in the previous year resulted in a decline in depreciable assets. Although this helped to curtail losses, the business still recorded an operating loss of ¥1.8 billion due to difficulties in stemming the decline in sales. .

Operating income from others segment amounted to ¥0.6 billion, an increase of ¥0.4 billion, or 245.4%, compared with the previous year. The improvement came as a result of higher sales and a lowering of manufacturing costs across the automobile interior wood components, FA, and metallic molds and components businesses.

**Other Income and Expenses**

Net nonoperating income recorded a year-on-year improvement of ¥5.5 billion, rising from ¥5.6 billion to ¥11.1 billion. This gain mainly came as a result of an increase of ¥5.7 billion, or 62.9%, in the equity in earnings of unconsolidated subsidiaries and affiliates, from ¥9.1 billion to ¥14.8 billion.

Compared with fiscal 2005's net extraordinary loss of ¥7.8 billion, the extraordinary gain in fiscal 2006 represented an improvement of ¥8.4 billion. There were no special factors this year as in fiscal 2005, which included asset impairment loss and extraordinary gains from the return of the substitutional portion of welfare pension fund plans to the government. .

**Net Income**

Income before income taxes and minority interests increased ¥2.3 billion year on year, rising from ¥33.5 billion to ¥35.8 billion. Reflecting the increase in the nontaxable equity in earnings of unconsolidated subsidiaries and affiliates, net income for the year increased ¥8.4 billion, or 42.8%, from ¥19.7 billion to ¥28.1 billion.

**Foreign Exchange Rate Fluctuations and Risk Hedging**

In terms of the average exchange rates recorded during the year, the yen fell ¥5 against the U.S. dollar compared with the previous year, to ¥113 per $1. The year-on-year effect of this change was an increase of ¥5.0 billion in sales at overseas consolidated subsidiaries. The yen also depreciated against the euro by ¥3 compared with the previous year, for an average exchange rate of ¥138 to €1. This resulted in a year-on-year gain in sales of ¥1.3 billion. The net effect on sales of foreign exchange rate fluctuations, including fluctuations of the yen against such other currencies as the Australian and Canadian dollars, was a gain of ¥10.7 billion over fiscal 2005.

Profits, meanwhile, also were affected by foreign exchange rate fluctuations. The average yen-U.S. dollar settlement rate was ¥113 to $1, representing depreciation of ¥5, and the average settlement rate for the euro was ¥135 to €1, representing depreciation of ¥2. The effects on profits were gains of ¥0.2 billion and ¥0.8 billion, respectively. Including the effects of other currencies, the net effect on profits of foreign exchange rate fluctuations was a gain of ¥1.9 billion over fiscal 2005.

The Company undertakes most of its hedging operations against currency risks in Japan. U.S. dollar–related currency fluctuation risks are hedged by marrying risk associated with dollar receipts from exports with risk associated with dollar payments for imported products. The Company hedges the value of risks associated with the euro and the Australian and Canadian dollars by projecting related export revenues and purchasing relevant three-month currency forwards.

**(3)Analysis of Financial Condition**

**Assets**

Total assets at March 31, 2006, amounted to ¥520.0 billion, an increase of ¥14.4 billion, or 2.8%, compared with the previous year-end. Current assets decreased ¥16.2 billion, or 7.2%. Cash and bank deposits fell ¥14.8 billion, or 28.9%, to ¥36.4 billion, from ¥51.2 billion at the previous year-end. Notes and accounts receivable and inventories also declined.

The total value of fixed assets increased ¥30.6 billion, or 10.9%, from ¥280.0 billion to ¥310.6 billion. This was due mainly to an increased value of shares in Yamaha Motor Co., Ltd., an equity-method affiliate, and an appreciation in the market value of the equity holdings of financial institutions and other stocks, which led to growth of ¥31.9 billion, or 31.6%, in investment securities compared with the previous year-end.

**Liabilities**

Total liabilities at March 31, 2006, amounted to ¥199.5 billion, a drop of ¥27.0 billion, or 11.9%, from the ¥226.5 billion recorded on the same date in 2005. Contributory factors included a reduction in long- and short-term debt due to a continued emphasis on debt repayments and lower income taxes payable.

**Actual Interest-Bearing Debt**

One of the goals of the YSD50 medium-term business plan is to improve the Company's financial health by reducing actual interest-bearing debt*— borrowings,less cash and bank deposits—to zero. Having accomplished this goal in fiscal 2005, the Company recorded a negative real balance of interest-bearing debt at the end of fiscal 2006. Borrowings amounted to ¥28.5 billion, and cash and bank deposits totaled ¥36.4 billion. This result confirmed the achievement once again of profitability in real terms.

*The balance of actual interest-bearing debt is defined as the sum of borrowing and convertible bonds, less cash and bank deposits.

**Shareholders' Equity**

Shareholders' equity increased ¥40.8 billion, or 14.8%, compared with the previous year-end, to ¥316.0 billion. This reflected a combination of higher net income, higher net unrealized holding gains on other securities in line with an increase in share value, and a net gain on translation adjustments due to yen depreciation. The shareholders' equity ratio was 60.8% as of March 31, 2006, an increase of 6.4 percentage points over the 54.4% posted at the previous year-end. Return on equity (ROE) was 9.5%.

**(4) Analysis of Capital Resources and Liability of Assets.**

**Cash Flows**

Net cash provided by operating activities in fiscal 2006 totaled ¥25.5 billion. The ¥14.1 billion, or 35.6%, decline from the previous year came despite higher income before income taxes and minority interests. Significant factors depressing operating cash flow included an absence of the impairment losses and the return of the substitutional portion of welfare pension fund plans to the government recorded in fiscal 2005 and higher equity in the earnings of unconsolidated subsidiaries and affiliates.

Net cash used in investing activities totaled ¥18.1 billion, compared with ¥12.9 billion the year before. The ¥5.2 billion, or 40.4%, increase in cash outflow was mainly the result of lower proceeds from sales of investment securities, even though the decline was partially offset by reduced payments for capital

investments associated with acquisitions and business alliances during the period.

Net cash used in financing activities rose to ¥25.8 billion, primarily because of the repayment of long- and short-term debt and increased cash dividend payments to shareholders. The rise represented increased cash outflow of ¥17.5 billion, or 211.0%, compared with the previous year.

The fiscal 2006 year-end balance of cash and cash equivalents totaled ¥35.4 billion, a year-on-year decline of ¥15.0 billion, or 29.7%. This amount includes a net positive effect of ¥1.8 billion due to exchange rate fluctuations and a net cash gain arising from an increase in the number of subsidiaries included in the scope of consolidation.

**Cash Demands**

The primary cash demands within Yamaha Group are for working capital, capital expenditures, the purchasing cost of materials and components to be used in manufacturing, the purchase of products and other merchandise and SG&A expenses.

Capital expenditures of ¥22.9 billion in fiscal 2006 were roughly equal to the previous year's total. The musical instruments business increased its capital expenditures by ¥0.6 billion, or 5.0%, to ¥11.9 billion. This included heightened investment in molds for new products; in the establishment of new Yamaha music schools in Japan; and in the expansion of musical instrument assets for rental purposes in line with growth in musical instrument rental operations.

Capital expenditures in the electronic equipment and metal products business increased ¥0.5 billion, or 10.8%, to ¥5.5 billion, reflecting investment in new semiconductor production equipment at Yamaha Kagoshima Semiconductor Inc. aimed at miniaturization (0.18μm). In the recreation segment, capital spending declined ¥1.6 billion, or 66.8% to ¥0.8 billion, with the conclusion of a guest room expansion program undertaken in the previous year.

The Company's depreciation and amortization expense amounted to ¥18.9 billion.

R&D expenses increased ¥1.1 billion, or 4.8%, from ¥23.0 billion a year earlier, to ¥24.1 billion. The ratio of R&D expenses to sales was 4.5%, an increase of 0.2 percentage points compared with fiscal 2005. Most of this spending was directed at product development in electronic and digital musical instruments and in the AV/IT and semiconductor businesses. R&D budgets also funded programs to develop basic sound-related technologies in speakers, sound field control, voice synthesis, sound sources, and DSP*;

innovations in HIC, such as actuators and sensors; materials for professional audio equipment; and technologies related to the environment.

Technical glossary:

1,DSP(digital signal processor) General digital signal processing technology includes Yamaha's own unique digital sound and musical signal processing such as sound field control in AV equipments, adding sound effects in professional mixing console, sound generator for mobile phones and 3D processing of voices.

2,HIC (Human Interface Components): HICs are devices and materials whose qualities enhance the functional performance of musical instruments and AV systems by improving the human, emotional and comfort interface. An example would be a device that can help create a truly quiet sound environment.

Financing

All funds for working capital and capital expenditures in Yamaha Group are procured from internal funds or dead loans. Dead loans are generally procured in the form of short-term loans in local currency by each consolidated company. However, certain loans may be procured in the form of long-term loans upon consideration of the amount, term and interest rate.

**2. Retirement Benefits**

**Items Related to Retirement Benefit Obligation**

(Millions of Yen)

| | FY2006 (as of Mar. 31, 2006) | FY2005 (as of Mar. 31, 2005) |
|---|---|---|
| (1) Retirement benefit obligation | △161,027 | △160,761 |
| (2) Plan assets at fair value | 118,746 | 100,340 |
| (3) Unfunded retirement benefit obligation (1+2) | △ 42,280 | △ 60,421 |
| (4) Unrecognized actuarial gain or loss | 14,536 | 32,861 |
| (5) Unrecognized past service cost (an increase or decrease of liability) | 1,727 | 1,992 |
| (6) Net retirement benefit obligation recognized in the consolidated balance sheet (3+4+5) | △ 26,016 | △ 25,567 |
| (7) Prepaid pension cost | 1,961 | 2,702 |
| (8) Accrued retirement benefit (6-7) | △ 27,978 | △ 28,269 |

**II. Revision to Supplementary Materials to Fiscal 2006 Financial Statements (Consolidated)**

(Revised sections have been underlined)

(1) Page 11: Types of Business Risk (13) Matters Related to changes in Financial Position

(Prior to Revision)

**b. Unrecognized Losses on Land Valuation**

The difference between the market value of the Group's land, revalued in accordance with relevant legal regulations and the carrying value of such land on the Group's balance sheets the previous year-end was negative ¥18.2 billion, implying the Group had an unrealized loss on its landholdings in the amount. In the event of the sale, or other disposal, of such land,, this unrealized loss will be recognized and this may have an adverse impact on the Group's performances and financial position .

(After Revision)

The difference between the market value of the Group's land, revalued in accordance with relevant legal regulations and the carrying value of such land on the Group's balance sheets the current year-end was negative ¥18.2 billion, implying the Group had an unrealized loss on its landholdings in the amount. In the event of the sale, or other disposal, of such land,, this unrealized loss will be recognized and this may have an adverse impact on the Group's performances and financial position .

(Translation Only)

(Security code: 7951)
YAMAHA CORPORATION
10-1 Nakazawa-cho, Hamamatsu,
Shizuoka 430-8650, Japan

June 1, 2006

**Notice of the 182nd Ordinary General Shareholders' Meeting**

Dear Shareholders:

We hereby inform you of the 182nd Ordinary General Shareholders' Meeting, to be held at the time and place set forth below.

If you are unable to attend the meeting, you may exercise your voting rights in writing or via the Internet. If in writing, please review the Reference to Exercise of Voting Rights provided, indicate your vote of approval or disapproval on the enclosed Exercise of Voting Rights form, then affix your registered seal and return the form to us so that it will be delivered to us by Monday, June 26, 2006. If voting via the Internet, please review the reference materials provided and exercise your voting rights after reading the section "Concerning Procedures for Exercise of Voting Rights Via the Internet."

Very truly yours,

Shuji Ito
President and Representative Director

**The 182nd Ordinary General Shareholders' Meeting**

1. Date and time: Tuesday, June 27, 2006 at 10:00 a.m.
2. Location: First floor of Building No. 18
   10-1 Nakazawa-cho, Hamamatsu,
   Shizuoka, Japan
   (Please refer to map in Japanese original)

3. Agenda of the meeting

Matters to be reported:

1. The Business Report, the Consolidated Balance Sheet and the Consolidated Statement of Income, and the Audit Reports of Independent Auditor and the Board of Corporate Auditors, for the 182nd Fiscal Year (from April 1, 2005 through March 31, 2006).
2. The Non-consolidated Balance Sheet and the Non-consolidated Statement of Income, for the 182nd Fiscal Year (from April 1, 2005 through March 31, 2006)

Matters to be resolved:

Proposal 1 Approval of Proposed Appropriation of Unappropriated Retained Earnings for the 182nd Fiscal Year

Proposal 2 Amendment to the Company's Articles of Incorporation
The details of which are as set forth in the "Reference to Exercise of Voting Rights" (from page 4 through page 15)

Proposal 3 Election of Eight Directors

Proposal 4 Election of One Corporate Auditor

Proposal 5 Payment of Retirement Allowances to Retiring Directors and Corporate Auditor, and Payment of Lump-sum Retirement Allowances to Directors and Corporate Auditors through the Abolition of the Retirement Allowance System

Note
1. For those attending, please present the enclosed Exercise of Voting Rights form at the reception desk on arrival at the meeting.
2. This document has been translated from the Japanese original for reference purposes only.
In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail.

## Reference to Exercise of Voting Rights

1. Total Number of Voting Rights Held by All Shareholders: 2,060,525

2. Proposals and Reference Information

**Proposal 1** - Approval of Proposed Appropriation of Unappropriated Retained Earnings for the 182nd Fiscal Year

The details of the proposal are as follows.

**Proposal of Appropriation of Unappropriated Retained Earnings**

(Unit: Yen)

| | |
|---|---|
| Unappropriated retained earnings at the end of the fiscal year | 13,258,488,470 |
| Reversal of reserve for special depreciation | 1,600,000 |
| Reversal of reserve for advanced depreciation | 170,000,000 |
| Reversal of reserve for special account on replaced property | 565,000,000 |
| TOTAL | 13,995,088,470 |
| To be appropriated to: | |
| Cash dividends (10 yen per share) | 2,063,175,170 |
| Director bonuses | 80,000,000 |
| (including 12,000,000 yen for corporate auditors) | |
| Reserve for special depreciation | 1,300,000 |
| Reserve for advanced depreciation | 301,000,000 |
| Reserve for special account on replaced property | 599,000,000 |
| General reserve | 6,000,000,000 |
| Unappropriated retained earnings carried forward to the next fiscal year | 4,950,613,300 |

Note: Interim dividends amounting to 2,063,235,690 yen (10 yen per share) were paid on December 12, 2005.

Taking into account the improvement of consolidated return on equity, and based on the level of the medium-term consolidated profits, the Company is adopting a basic policy of ensuring appropriate retained earnings in order to strengthen its operating base, such as R&D and rationalization investments, and of paying stable dividends.

We propose a year-end dividend of 10.00 yen per share (Combined with the interim dividend already paid, 20.00 yen per year).

In addition, we propose director bonuses amounting to 80 million yen (including 12 million yen for corporate auditors).

**Proposal 2** – Amendment to the Company's Articles of Incorporation

1. Points of the Proposal and Reasons for Amendment

(1) With the "Company Law (Law No.86 of 2005)", the "Act Concerning the Rearrangement of the Relevant Laws upon Implementation of the Company Law (Law No. 87 of 2005) ("Rearrangement Law"), the "Ordinance on Implementation of the Company Law" (Ministerial Ordinance No.12 of 2006, Ministry of Justice) and the "Ordinance on the Company Computation" (Ministerial Ordinance No.13 of 2006, Ministry of Justice) coming into force from May 1, 2006 respectively, the following amendments are proposed:-

1) The provisions in the "Rearrangement Law" state that the Articles of Incorporation are deemed to stipulate the following matters, and accordingly, the necessary amendments are proposed as follows:-

- To add a new provision on the organization/ position of the Company including a board of directors, auditors, a board of auditors and independent auditor (Article 4 of the Proposed Amendments);

- To add a new provision on the issuance of shares (Article 7 of the Proposed Amendments); and

- To change the name of the "transfer agent" to the "administrator of shareholders' registry", as well as to change the scope of its duties entrusted by the Company (Article 12 of the Proposed Amendments).

2) As regards fractional units of shares, it is proposed to add a new provision for the purpose of clarifying the rights of shareholders of such shares (Article 10 of the Proposed Amendments).

3) As regards the exercise of voting rights by proxy, it is proposed to amend the relevant provision for the purpose of clarifying the number of proxies who can attend General Meetings of Shareholders on behalf of a shareholder (Article 16.2 of the Proposed Amendments).

4) In response to the increase in volume of the information disclosed at General Meetings of Shareholders, and for the purposes of improving the information content and reduce the costs and expenses thereat, it is proposed to add a new provision on disclosure on the Internet of the reference materials for General Meetings of Shareholders, stipulating that such disclosure is deemed to constitute the disclosure at the relevant General Meeting(s) of Shareholders (Article 19 of the Proposed Amendments).

5) Since it is allowed to pass resolutions of the Board of Directors by written means as long as auditors have no objections thereto, it is proposed to add a new provision regarding resolutions of the Board of Directors by written means in case of emergency (Article 26.2 of the Proposed Amendments).

6) For the purposes of securing capable personnel and ensuring such personnel to fully perform their expected role, it is proposed to add a new provision regarding agreements on the limited liability of outside auditors (Article 37 of the Proposed Amendments).

7) It is proposed to add a new chapter on independent auditor (Chapter 6, Articles 38 & 39 of the Proposed Amendments).

8) Other amendments to the provisions of the Articles of Incorporation are proposed for the purpose of maintaining its consistency with the Company Law.

(2) For the purpose of improving convenience and reducing the costs and expenses thereat, public announcements of the Company is proposed to be in principle made electronically, whilst providing alternative way(s) of making public announcements in case of accident or for any other contingency.

(3) The maximum number of directors is proposed to be reduced as a result of establishment of the executive officer system.

(4) For the purposes of securing capable personnel and ensuring such personnel to fully perform their expected role, it is proposed to add a new provision regarding agreements on the limited liability of outside directors. In this regard, the Board of Auditors has unanimously agreed to the submission of such proposal to the General Meeting of Shareholders.

(5) Other amendments, including deletion of unnecessary Articles, correction of wordings and change of numberings as a result of addition or removal of Articles, are also proposed.

2. Contents of Amendments

(The changed sections have been underlined)

| Present Articles of Incorporation | Proposed Amendments |
|---|---|
| **Chapter 1 General Rules** | **Chapter 1 General Rules** |
| (Trade Name)<br>Article 1 (Omitted) | (Trade Name)<br>Article 1 (Unchanged) |
| (Purposes)<br>Article 2 (Omitted) | (Purposes)<br>Article 2 (Unchanged) |
| (Location of Principal Office)<br>Article 3 (Omitted) | (Location of Principal Office)<br>Article 3 (Unchanged) |
| (New) | (Organizations / Positions)<br>Article 4 In addition to the shareholders meeting and Director, the Company shall establish the following organizations / positions.<br>(1) Board of Directors<br>(2) Auditor<br>(3) Board of Auditors<br>(4) Independent Auditor |
| (Public Notice)<br>Article 4 The public notices given by this Company shall be carried in the Nihon Keizai Shinbun issued in Tokyo. | (Public Notices)<br>Article 5 The Company shall make its public notices electronically. However, in the event that public notices cannot be made electronically due to an accident or some other unavoidable condition, the public notices shall be carried in the Nihon Keizai Shimbun business daily released in Tokyo. |
| **Chapter 2 Shares** | **Chapter 2 Shares** |
| (Number of Authorized Shares)<br>Article 5 The total number of shares authorized to be issued by the Company shall be seven hundred million (700,000,000). If any part of it is canceled, the corresponding number of authorized shares shall be reduced. | (Allowable Number of Issued Shares)<br>Article 6 The total number of shares that can be issued by the Company shall be seven hundred million (700,000,000). |
| (New) | (Issuing Stock Certificates)<br>Article 7 The Company shall be allowed to issue stock certificates. |
| (Acquisition of the treasury stocks through a resolution by the Board of Directors)<br>Article 6 The Company may acquire the treasury stocks through a resolution made by the Board of Directors pursuant to the provision of Paragraph 1 (2) of Article 211.3 of the Commercial Code. | (Acquisition of Company Shares)<br>Article 8 In accordance with Article 165, Section 2 of the Company Law, the Company shall be allowed to obtain its own shares through a Board of Directors resolution. |

| Present Articles of Incorporation | Proposed Amendments |
|---|---|
| (The Number of Shares per Unit (tangen) and the Non Issuance of Shares Certificates of Less than One Unit (tangen))<br>Article 7 1.The number of shares per unit (tangen) of the Company shall be one hundred shares.<br>2.The Company shall not issue share certificates for less than one unit (tangen) (hereinafter, Fractional unit). | (The Number of Shares per Unit (tangen) and the Non Issuance of Shares Certificates of Less than One Unit (tangen))<br>Article 9 1.The number of shares per unit (tangen) of the Company shall be one hundred shares.<br>2.Regardless of the stipulation in Article7, the Company shall not issue share certificates for less than one unit (tangen) (hereinafter, Fractional unit). However, doing so is not prohibited by the Rules Concerning the Handling of Shares. |
| (New) | (Rights for Holders of Fractional Unit Shares)<br>Article 10 Holders of shares in the Company less than one unit (tangen) (including beneficiary shareholders) shall only be allowed to execute the following rights.<br>(1) Rights stipulated in Article 189, Section 2 of the Company Law<br>(2) Right to make requests in accordance with the stipulations in Article 166, Section 1 of the Company Law.<br>(3) Right to receive allotment of offered shares and right to receive allotment of share warrants according to the number of shares held. |
| (Rules Concerning the Handling of Shares)<br>Article 8 The Classes of this Company's share certificates, registration of transfer of shares, registration of the right of pledge, representation of trust assets, non-issuance of share certificates, notification by shareholders (including beneficiary shareholders), notification of the domestic address by foreign shareholders, reissuance of share certificates, procedures for registering lost shares, purchasing of fractional units, and any other proceedings concerning share handling and relevant fees thereto and exercise of shareholders' rights through the electromagnetic means shall be governed by Share Handling Regulations established by resolution of the Board of Directors. | (Rules Concerning the Handling of Shares)<br>Article 11 The handling of shares in the Company and related fees shall be determined by the relevant laws, the Articles of Incorporation and the Rules Concerning the Handling of Shares established by resolution of the Board of Directors. |

| Present Articles of Incorporation | Proposed Amendments |
|---|---|
| (Transfer Agent)<br>Article 9 1.The Company shall appoint a transfer agent for the transfer of shares.<br>2.The transfer agent and its business office shall be determined by resolution of the Board of Directors and shall be announced by public notice.<br>3.The shareholders' list (including beneficiary shareholders) and the registration list of lost shares shall be kept in the business office of the transfer agent, and the Company shall require the transfer agent to handle all proceedings of registration of transfer of shares, registration of the right of pledge, representation of trust assets or their deletion, non-issuance of share certificates, issuance of share certificates, procedures for registering lost shares, reissuance of share certificates, purchasing of fractional units and acceptance of notifications and other stock-related matters. | (Administrator of Shareholders' Registry)<br>Article 12 1.The Company shall appoint a Administrator of the Shareholders' Registry for the transfer of shares.<br>2. The Administrator of the Shareholders' Registry and its business office shall be determined by resolution of the Board of Directors and announced by public notice.<br>3. The establishment and maintenance of the Shareholders' Registry (including beneficiary shareholders), share warrants registry and lost shares registry shall not be handled by the Company, but shall be entrusted to the Administrator of the Shareholders' Registry. |
| (Base Date)<br>Article 10 1.With respect to the exercise of rights at the Ordinary General Shareholder's Meeting, the shareholders who are noted or recorded in the final shareholder' list as of March 31 shall be entitled to vote.<br>2. In addition, the Company may set a base date with public notice beforehand. | (Deleted) |
| **Chapter 3 General Shareholder's Meeting** | **Chapter 3 General Shareholder's Meeting** |
| (Ordinary and Extraordinary General Meeting)<br>Article 11 The Ordinary General Shareholder's Meeting shall be held in June each year. A Extraordinary General Shareholder's Meeting may be held at any time deemed necessary. | (Convening General Shareholders' Meetings)<br>Article 13 Ordinary general shareholders' meetings are held every year in June and extraordinary general shareholders' meetings are held whenever necessary. |
| (New) | (Base Date for Ordinary General Shareholders' Meeting)<br>Article 14 The base date for being eligible for voting rights at the ordinary general shareholders' meeting is March 31 of each year. |

| Present Articles of Incorporation | Proposed Amendments |
|---|---|
| (Convener)<br>Article 12 1. Unless otherwise provided by law and ordinance, the President shall convene any General Shareholder's Meetings pursuant to resolution of the Board of Directors and shall act as chairman of the meetings.<br>2. (Omitted) | (Meeting Convener and Chairman)<br>Article 15 1. The President shall convene the General Shareholders' Meetings and shall act as the chairman.<br>2. (Unchanged) |
| (Exercise of Voting Rights by Proxy)<br>Article 13 The shareholder may exercise his/her voting right at any Shareholders General Meeting through a proxy, who shall be another shareholder having the voting right of the Company. In this case a document certifying the authority to vote as proxy for another shareholder must be submitted by the shareholder or proxy to this Company prior to each General Meeting.<br>(New) | (Exercising Voting Rights by Proxy)<br>Article 16 1. A shareholder may exercise his/her voting rights through a proxy, who shall be one (1) shareholder in the company.<br>2. In this case a document certifying the authority to vote as a proxy for another shareholder must be submitted by the shareholder or proxy to the Company prior to each general shareholders' meeting. |
| (Method of Resolution)<br>Article 14 1. Unless otherwise provided by law and ordinance or these Articles of Incorporation, resolutions at General Shareholder's Meetings shall be adopted by a majority of the votes of the shareholders present.<br>2. Pursuant to the regulations set forth in Article 343 of the Commercial Code, special resolutions shall be adopted by a two-thirds or greater vote of shareholders with voting rights, provided that one-third of more of the total shareholders with voting rights are in attendance. | (Methods for Making Resolutions)<br>Article 17 1. Unless otherwise provided by law and ordinance or these Articles of Incorporation, resolutions at General Shareholders' Meeting shall be adopted based on a majority vote of the shareholders with voting rights present at the meeting.<br>2. Pursuant to the regulations set forth in Article 309, Section 2 of the Company Law, special resolutions shall be adopted by a two-thirds or greater vote of shareholders with voting rights, provided that one-third of more of the total shareholders with voting rights are in attendance. |
| (Minutes)<br>Article 15 The proceedings at each Shareholder's Meeting shall be recorded in the minutes, which shall bear the name and seal of the Chairman and the Directors present and shall be kept at the principal office for ten (10) years, and a certified copy thereof to be kept at each branch office of the Company for five (5) years. | (Minutes)<br>Article 18 The main points and results of the proceedings of the General Shareholders' Meeting, as well as any items determined by other decrees, shall be recorded in the minutes. |

| Present Articles of Incorporation | Proposed Amendments |
|---|---|
| (New) | (Provision of Shareholders' Meeting Reference Materials on Internet)<br>Article 19 When convening a General Shareholders' Meeting, the Company shall use the Internet to provide shareholders with information regarding those items that must be contained in the General Shareholders' Meeting documents, business reports, account statements and consolidated account statements in accordance with the relevant Ministry of Justice ordinance. |
| **Chapter 4 Directors and Board of Directors** | **Chapter 4 Directors and Board of Directors** |
| (Number of Directors and Their Election)<br>Article 16 1.The number of Directors shall not exceed thirty (30).<br>All the Directors shall be elected at the General Shareholder's Meeting.<br>2.For the election of Directors, the shareholders holding one-third(1/3) or more of the shares of the total number of voting rights shall be present, and resolution shall be adopted by a majority of the votes of shareholders present.<br>3. (Omitted) | (Number of Directors and Their Elections)<br>Article 20 1.The number of Directors shall not exceed fifteen (15).<br>All the Directors shall be elected at the General Shareholders' Meeting.<br>2.Directors shall be selected by a majority vote of shareholders with voting rights, provided that at least one-third of the total shareholders with voting rights are in attendance.<br>3. (Unchanged) |
| (Senior Directors and Representative Directors)<br>Article 17 1.The Board of Directors may select one (1) Chairman of the Board, one (1) President and one (1) or more Vice Presidents, Senior Managing Directors, Managing Directors.<br>2.In accordance with the resolutions of the Board of Directors, the President shall execute the business of the Company and represent the Company.<br>3.The Board of Directors may appoint one (1) or more additional Representative Directors from among the said Senior Directors. | (Representative Directors and Senior Directors)<br>Article 21 1.Representative Directors shall be selected by a Board of Directors resolution.<br>2.The Board of Directors may select one (1) Chairman of the Board, one (1) President and one (1) or more Vice Presidents, Senior Managing Directors and Managing Directors.<br>(Deleted) |
| (Term of Office)<br>Article 18 The term of office of Directors shall expire at the close of the Ordinary General Shareholders' Meeting held for the last closing of accounts within one (1) year after their assumption of office. | (Term of Office)<br>Article 22 The term of office for Directors shall expire at the close of the Ordinary General Shareholders' Meeting for the end of the business year that falls within one year after the selection of the director. |

| Present Articles of Incorporation | Proposed Amendments |
|---|---|
| (Remuneration and Retirement Allowance)<br>Article 19 The remuneration and retirement allowance of Directors shall be determined by the General Shareholder's Meeting. | (Remuneration)<br>Article 23 Remuneration for directors, which consists of bonuses and other benefits from the Company in consideration of the execution of their duties (hereinafter referred to as "remuneration"), shall be determined by the General Shareholders' Meeting. |
| (Authority)<br>Article 20 The Board of Directors shall consist of the Directors of the Company, shall make resolutions concerning the execution of business, and shall supervise the performance by Directors of their duties. | (Deleted) |
| (Convener of Meetings)<br>Article 21 1.The Company president shall convene the Board Meetings and serve as the chairman, except when some other arrangement is made by a special decree.<br>2. (Omitted) | (Convener and Chairman of Board of Directors' Meetings)<br>Article 24 1.The Company president shall convene the Board Meetings and serve as the chairman, except when some other arrangement is made by a special decree.<br>2. (Unchanged) |
| (Notice of Meeting)<br>Article 22 A notice of Meeting of the Board of Directors shall be sent to each Director and Auditor three (3) days prior to the date of such Meeting, provided, however, that the period may be shortened in case of emergency and where a notice is given by an appropriate method.<br>(New) | (Notification for Board of Directors' Meeting)<br>Article 25 1.A notice of a Board of Directors' Meetings shall be sent to each Director and Auditor at least three (3) days before the meeting, except in cases when the date of the meeting was already established beforehand. However, this period can be even shorter when there is an urgent need to conduct a meeting.<br>2.Board of Directors' Meetings can be held without following the convening procedures, provided there is agreement to do so among all of the directors and auditors. |
| (Voting)<br>Article 23 Resolutions of Meetings of the Board of Directors shall be adopted by a majority of the votes at a Meeting at which a majority of the Directors in office is present.<br>(New) | (Voting by Board of Directors)<br>Article 26 1.Resolutions of Meetings of the Board of Directors shall be adopted by a majority of the votes when a majority of the directors that can participate in the decision-making process are present.<br>2.Items addressed by Board of Directors' resolutions are deemed to be resolved as board resolutions provided that the stipulations in Article 370 of the Company Law are satisfied. |

| Present Articles of Incorporation | Proposed Amendments |
|---|---|
| (Minutes)<br>Article 24 The proceedings at each Meeting of the Board of Directors shall be recorded in the minutes, which shall bear the names and seal of the Directors and Auditors present and shall be kept at the principal office for ten (10) years. | (Board of Directors' Meetings Minutes)<br>Article 27 The main points and results of each Board of Directors' Meeting, along with any items stipulated by law, shall be recorded in the minutes, which shall bear the seal and electronic signature of each Director and Auditor present. |
| (New) | (Agreement on Limitations for the Liability of Outside Directors)<br>Article 28 In accordance with Article 427, Section 1 of the Company Law, the Company may enter into agreements with Outside Directors to limit their liability for damages caused by negligence in executing their duties. However, the liabilities for damages based on this contract will be the amount stipulated by law. |
| (Adviser or Senior Adviser)<br>Article 25 (Omitted) | (Advisors and Senior Advisors)<br>Article 29 (Unchanged) |
| **Chapter 5 Auditors and the Board of Auditors** | **Chapter 5 Auditors and the Board of Auditors** |
| (Number of Auditors and Their Election)<br>Article 26 (Omitted)<br>2. For the election of Auditors, the shareholders holding one-third (1/3) or more of the shares of the total number of voting rights shall be present, and resolution shall be adopted by a majority of the votes of shareholders present. | (Number of Auditors and Their Election)<br>Article 30 1. (Unchanged)<br>2. Auditors shall be selected by a majority vote of shareholders with voting rights, provided that at least one-third of the total shareholders with voting rights are in attendance. |
| (Standing Auditors)<br>Article 27 Auditors shall, by mutual agreement, designate a standing Auditor from among themselves. | (Standing Auditors)<br>Article 31 Standing auditors shall be selected through a resolution by the Board of Auditors. |
| (Term of Office)<br>Article 28 The term of office of Auditors shall expire at the close of the Ordinary General Shareholder's Meeting held for the last closing of accounts within four (4) years after their assumption of office. | (Term of Office)<br>Article 32 The term of office for Auditors shall expire at the close of the Ordinary General Shareholders' Meeting for the end of the business year that falls within four (4) years after the selection of the auditor. |
| (Remuneration and Retirement Allowance)<br>Article 29 The remuneration and retirement allowance of Auditors shall be determined by the General Shareholder's Meeting. | (Remuneration)<br>Article 33 Remuneration for auditors shall be determined by the General Shareholders' Meeting. |

| Present Articles of Incorporation | Proposed Amendments |
|---|---|
| (Authority)<br>Article 30 The Board of Auditors shall consist of the Auditors of the Company, shall make resolutions concerning the audit policy, the investigating method to check the business status as well as the financial situation of the Company and set other rules on how to conduct the Auditors jobs. However, the Board of Auditors shall not be prohibited from executing the authorization of Auditors. | (Deleted) |
| (Convener of Meeting and Notice of Meeting)<br>Article 31 1.The Meetings of the Board of Auditors shall be convened by each Auditor.<br>2.A notice of a Meeting of the Board of Auditors shall be sent to each Auditor three (3) days prior to the date of such meeting, provided, however, that the period may be shortened in case of emergency and where a notice is given by an appropriate method.<br>(New) | (Notification for Board of Auditors' Meetings)<br>Article 34 (Deleted)<br>1.A notice of a Board of Auditors' Meetings shall be sent to each Auditor at least three (3) days before the meeting, except in cases when the date of the meeting was already established beforehand. However, this period can be even shorter when there is an urgent need to conduct a meeting.<br>2. Board of Auditors' Meetings can be held without following the convening procedures, provided there is agreement to do so among all of the auditors. |
| (Voting)<br>Article 32 Unless otherwise provided by law, and ordinance resolutions of meetings of the Board of Auditors shall be adopted by a majority of the votes of the Auditors. | (Voting by Board of Auditors)<br>Article 35 Board of Auditors' resolutions shall be adopted by a majority vote, except for cases where this is prohibited by law. |
| (Minutes)<br>Article 33 The proceedings at each meeting of the Board of Auditors shall be recorded in the minutes, which shall bear the names and seal of the Auditors present and shall be kept at the principal office for ten (10) years. | (Board of Auditors' Meetings Minutes)<br>Article 36 The main points and results of each Board of Auditors' Meeting, along with any items stipulated by law, shall be recorded in the minutes, which shall bear the seal and electronic signature of each Auditor present. |

| Present Articles of Incorporation | Proposed Amendments |
| --- | --- |
| (New) | (Agreement on Limitations for the Liability of Outside Auditors)<br>Article 37 In accordance with Article 427, Section 1 of the Company Law, the Company may enter into agreements with Outside Auditors to limit their liability for damages caused by negligence in executing their duties. However, the liabilities for damages based on this contract will be the amount stipulated by law. |
| (New) | **Chapter 6 Independent Auditor** |
| (New) | (Election Methods)<br>Article 38 Independent Auditor shall be elected by the General Shareholders' Meeting. |
| (New) | (Term of Office)<br>Article 39 1.The term of office for Independent Auditor shall expire at the close of the Ordinary General Shareholders' Meeting for the end of the business year that falls within one (1) year after the selection of the independent auditor.<br>2.However, the Independent Auditor are deemed to be reappointed at the above Ordinary General Shareholders' Meeting provided that there is no resolution to the contrary. |
| **Chapter 6 Accounting** | **Chapter 7 Accounting** |
| (Business Term)<br>Article 34 The business term of this Company shall commence on April 1 of every year and end on March 31 of the following year, and the closing date of account term shall be made for the year ending on March 31. | (Business Year)<br>Article 40 The business year for the company is the one year period from April 1 to March 31 of the following year. |
| (Dividends)<br>Article 35 Dividends shall be paid to those shareholders or registered pledgees noted or recorded in the shareholders' list as of the closing date of each accounting term.<br>(New) | (Base Date for Dividend)<br>Article 41 1.The base date for the Company's year-end dividend is March 31 of every year.<br>2.Different base dates can be established for the payment of other dividends from surplus funds. |

| Present Articles of Incorporation | Proposed Amendments |
|---|---|
| (Interim Dividends)<br>Article 36 The Company may, by resolution of the Board of Directors, distribute money under Section 293-5 of the Commercial Code (called as "interim dividends") to those shareholders or registered pledgees noted or recorded in the final shareholders' list as of September 30 each year. | (Interim Dividends)<br>Article 42 Based on a resolution by the Board of Directors, the company may distribute an interim dividend with a base date of September 30 each year. |
| (Rejection of Dividend Payment)<br>Article 37 1.The Company shall be exempted from liability for paying dividends and interim dividends, if and when said dividends remain unclaimed after three (3) years have elapsed from the date on which such dividends were declared and became due and payable.<br>2.No interest shall be paid on unclaimed dividends and interim dividends. | (Rejection of Dividend Payment)<br>Article 43 1.The Company shall be exempted from liability for paying dividends and interim dividends, if and When the dividend is paid in the form of cash and the shareholder does not take possession of the payment within three (3) years from the start of the payment period.<br>(Deleted) |
| (Supplementary Regulations)<br>Notwithstanding the provision of Article 18, the term of office for the directors who were appointed at the 180th Ordinary General Shareholders' Meeting held on June 25, 2004 shall expire at the close of the Ordinary General Shareholders' Meeting to be held in 2006. | (Deleted) |

**Proposal 3** – Election of Eight Directors

All directors will complete their respective terms of office at the conclusion of this meeting. Accordingly, we shall propose to elect eight directors.

The table below lists the nominees for those positions.

| No. | Name (Date of Birth) | Brief personal history; Representative position held at other companies | | No. of company shares held |
|---|---|---|---|---|
| 1 | Katsuhiko Kishida (November 19, 1941) | April 1966:<br>April 1992:<br>June 1994:<br>June 1998:<br>April 2000:<br>June 2004: | Entered the Company<br>General Manager of Pianos Division<br>Director<br>Managing Director<br>Senior Managing Director<br>Chairman and Representative Director (to present) | 32,289 |
| 2 | Shuji Ito (November 1, 1942) | April 1965:<br>July 1984:<br><br>June 1988:<br>July 1993:<br>June 1997:<br><br>April 2000: | Entered the Company<br>President and Director of Yamaha-Kemble Music (U.K.) Ltd.<br>Director of the Company<br>Managing Director of the Company<br>Senior Managing and Representative Director of the Company<br>President and Representative Director of the Company (to present) | 39,988 |
| 3 | Hirokazu Kato (March 8, 1944) | April 1966:<br>March 1996:<br><br>June 1998:<br>June 2003:<br>May 2006: | Entered the Company<br>General Manager of Electronics Development Center<br>Director<br>Managing Director (to present)<br>In charge of Technology and Development, Sound Network Division, Digital Content Business Division, Technology Planning Division, e Yamaha Division (to present) | 8,300 |
| 4 | Tsuneo Kuroe (February 2, 1946) | April 1968:<br>July 1999:<br><br>June 2000:<br>June 2005:<br>June 2005: | Entered the Company<br>General Manager of Corporate Planning Division<br>Director<br>Managing Director (to present)<br>In charge of Human Resources and Labor, Corporate Planning Division, Personnel Division, Information System Division (to present) | 14,100 |

| No. | Name (Date of Birth) | Brief personal history; Representative position held at other companies | No. of company shares held |
|---|---|---|---|
| 5 | Toru Hasegawa (May 15, 1936) | April 1960: Entered Yamaha Motor Co., Ltd.<br>July 1985: Director of Yamaha Motor<br>June 1997: Managing Director of Yamaha Motor<br>June 2000: Senior Managing Director of Yamaha Motor<br>April 2001 President and Representative Director of Yamaha Motor<br>June 2003: Director of YAMAHA Corporation (to present)<br>January 2005: Chairman and Director of Yamaha Motor (to present) | 5,000 |
| 6 | Yasushi Yahata (March 16, 1954) | April 1978: Entered the Company<br>June 2004: Executive Officer<br>June 2004: General Manager of Production Technology Head Office<br>June 2005: Director (to present)<br>October 2005: In charge of Manufacturing, Car Parts Division, Quality Assurance & Production Engineering Division, Productive Technology Business Development Division (to present) | 3,200 |
| 7 | Mitsuru Umemura (March 6, 1951) | April 1975: Entered the Company<br>April 2000: President and Director of Yamaha Corporation of America<br>February 2001: Executive Officer of the Company<br>May 2003: General Manager of Musical Instruments Group (to present)<br>June 2003: Senior Executive Officer of the Company (to present) | 13,800 |
| 8 | Hiroo Okabe (November 15, 1951) | April 1974: Enter the Company<br>April 2000: General Manager of Wind & Educational Musical Instruments Division<br>June 2003: Executive Officer (to present)<br>November 2003: Vice General Manager of Musical Instruments Group (to present)<br>Representative position held at other companies:<br>Chairman of Guangzhou Yamaha-Pearl River Piano Inc. | 3,000 |

Note:

1) Toru Hasegawa meets the requirements for an outside director under Paragraph 3, Item 7, Article 2 of the Ordinance on Implementation of the Company Law.

2) The nominees for directors who have special interests with the Company are as follows:

a) Shuji Ito

Shuji Ito doubles as President of Yamaha Music Foundation, an entity to which we pay lecture fees for instructors of musical classrooms. In addition, our wholly owned subsidiaries compete with the Foundation in the musical classroom business.

b) Tsuneo Kuroe

Tsuneo Kuroe doubles as President of Yamaha Employees' Pension Fund, an entity we must pay pension premiums. He doubles as President of Yamaha Health Insurance Association, an entity we must pay insurance premiums. He also doubles as President of Yamaha Benefit Club, an entity we must pay membership dues.

c) Hiroo Okabe

Hiroo Okabe doubles as Chairman of Guangzhou Yamaha-Pearl River Piano Inc., a company with which we and our wholly owned subsidiaries have sales transactions of products and the like.

3) The foregoing nominees for directors have declared in advance that if they are elected in this meeting, they will agree to continue "the Policy on Large Purchases of Company Shares (Anti-Takeover Measures)" (the overview thereof is attached hereto) at the Board of Directors to be held after the conclusion of this meeting.

If the continuance of such countermeasure is approved at the meeting of Board of Directors, the effective period thereof will expire at the conclusion of the first meeting of the Board of Directors to be held after the conclusion of ordinary general shareholders' meeting to be held in June 2007. Yamaha's directors serve for a period of one year, so the shareholders may decide the propriety of continuing the Policy through the election of the directors. Furthermore, even if the Board of Directors decides to extend the effective term of the Policy, it reserves the right to revise the said Policy as required to protect or enhance corporate value and the interests of shareholders as a whole.

**Proposal 4** – Election of One Corporate Auditor

The Corporate Auditor Haruhiko Wakuda will resign his seat at the conclusion of this meeting. Accordingly, we will propose to elect one corporate auditor.
This Proposal was agreed upon in advance by the Board of Corporate Auditors.

The table below indicates the nominee for that position.

| Name<br>(Date of Birth) | Brief personal history;<br>Representative position held at other companies | No. of company shares held |
|---|---|---|
| Yasuharu Terai<br>(July 12, 1947) | August 1974: Entered Yamaha Motor Co., Ltd.<br>June 1999: Director of Yamaha Motor<br>June 2001: Retired from Director of Yamaha Motor<br>January 2006: President and Representative Director of Yamaha Motor Solutions Co., Ltd. (to present)<br>Representative position held at other companies:<br>President and Representative Director of Yamaha Motor Solutions Co., Ltd. | 3,000 |

Note:

1) Yasuharu Terai meets the requirements for an outside corporate auditor under Paragraph 3, Item 8, Article 2 of the Ordinance on Implementation of the Company Law.
2) Yasuharu Terai serves as President and Representative Director of Yamaha Motor Solutions Co., Ltd., a company to which we entrust computer software developments.

**Proposal 5 –** Payment of Retirement Allowances to Retiring Directors and Corporate Auditor, and Payment of Lump-sum Retirement Allowances to Directors and Corporate Auditors through the Abolition of the Retirement Allowance System

Directors Shinya Hanamoto and Tokihisa Makino and Corporate Auditor Haruhiko Wakuda will retire from office upon the conclusion of this meeting. In order to reward them for their dedication to duty while in office, it is proposed that retirement allowances be paid to them in accordance with the Company's Standards for Calculating Retirement Allowance for Directors. The specific amounts of payment and when and how they will be paid will be left up to the Board of Directors for the directors and the Board of Corporate Auditors for the corporate auditor, based on their respective discussions on the matter.

In addition, we decided, at the meeting of the Board of Directors held on April 28, 2006, to abolish the retirement allowance system at the conclusion of this meeting as part of a restructuring of the remuneration system for directors and corporate auditors. Accordingly, if Proposal 3 is approved as proposed, it will be proposed that five re-elected directors, including Katsuhiko Kishida, Shuji Ito, Hirokazu Kato, Tsuneo Kuroe and Toru Hasegawa and three corporate auditors in office, including Naomoto Ota, Michio Horikoshi, and Kunio Miura, be paid retirement allowances for their service in office up to the conclusion of this meeting in accordance with the Company's Standards for Calculating Retirement Allowance for Directors and Corporate Auditors. The specific amounts of payment and when and how they will be paid will be left up to the Board of Directors for the directors and the Board of Corporate Auditors for the corporate auditors, based on their respective discussions on that matter.

The table below lists the retiring Directors and Corporate Auditor.

| Name | Brief personal history | |
|---|---|---|
| Shinya Hanamoto | June 1997: | Director (to present) |
| Tokihisa Makino | June 2003: | Director (to present) |
| Haruhiko Wakuda | June 2003: | Corporate Auditor (to present) |

The table below lists the five directors to be re-elected if Proposal 3 is approved and the three corporate auditors now in office to whom the abolish of the Retirement Allowance System applies.

| Name | Brief personal history | |
|---|---|---|
| Katsuhiko Kishida | June 1994:<br>June 1998:<br>April 2000:<br>June 2004: | Director<br>Managing Director<br>Senior Managing Director<br>Chairman and Representative Director (to present) |
| Shuji Ito | June 1988:<br>July 1993:<br>June 1997:<br>April 2000: | Director<br>Managing Director<br>Senior Managing and Representative Director<br>President and Representative Director (to present) |
| Hirokazu Kato | June 1998:<br>June 2003: | Director<br>Managing Director (to present) |
| Tsuneo Kuroe | June 2000:<br>June 2005: | Director<br>Managing Director (to present) |
| Toru Hasegawa | June 2003: | Director (to present) |
| Naomoto Ota | June 1994: | Standing Corporate Auditor (to present) |
| Michio Horikoshi | June 2001: | Standing Corporate Auditor (to present) |
| Kunio Miura | June 2003: | Corporate Auditor (to present) |

**Concerning Procedures for Exercise of Voting Rights Via the Internet**

1. For shareholders who exercises voting rights via the Internet

The following items should be verified when exercising voting rights via the Internet.

(1) It is only possible to exercise voting rights via the Internet by using the following Internet address designated by the Company (http://www.web54.net). This Internet address cannot be accessed by mobile telephones.

(2) When exercising voting rights via the Internet it is necessary to use the voting rights code and password noted on the right side of the voting rights form. The password provided is effective only for the 182nd Ordinary General Shareholders' Meeting. A different password will be issued for the next Meeting.

(3) Because of the need to total the voting results, shareholders voting via the Internet are requested to exercise their voting rights as much as feasible prior to 5:00 p.m. on Monday, June 26, 2006, the day prior to convening of the 182nd Ordinary General Shareholders' Meeting.

(4) When a shareholder exercises voting rights via the Internet and by written ballot, the vote that arrives the latest will be deemed the valid vote. When both votes arrive on the same day, the Internet vote will be deemed the valid vote.

(5) When voting rights are exercised more than once via the Internet, the vote that arrives the latest will be deemed the valid vote.

(6) Shareholders will bear the expenses incurred when accessing the Internet to exercise shareholder voting rights.

* For questions related to exercising shareholder voting rights via the Internet, please contact the following:

Chuo Mitsui Bank and Trust Company
Securities Agent Web Support
Tel: 03-5677-2031
Service hours (except Saturday, Sunday, and holidays): 9:00 a.m. ~ 9:00 p.m.

2. For institutional investors

If you are a nominee shareholder such as an administrative trust bank (including a standing proxy), and apply in advance for the platform for exercising voting rights via the Internet, you may use such platform as a method for exercising your voting rights via the Internet at this meeting.

(Reference material)

## Outline of the Policy on Large Purchases of Company Shares (Anti-Takeover Measures)

At the meeting of the Board of Directors held on April 28, 2006, Yamaha Corporation established the following policy (the "Policy") pertaining to any potential purchase of the Company's shares and other securities that will, if executed, result in the acquisition of a 20%-or-greater share of voting rights in the Company (the "Large Share Purchase") by any given group of shareholders (the "Large Share Purchaser"). The Policy is designed to avoid an irrational takeover that is not in the best interests of the Company or its shareholders.

The Board of Directors recognizes that Yamaha is a listed company, and, as such, that its shares are traded freely; however, we believe that shareholders should make the final decision as to whether to accept a Large Share Purchase offer from any party. In addition, we believe that the Board of Directors must provide shareholders with necessary and sufficient information to make appropriate decisions pertaining to any Large Share Purchase offers. To this end, the Board of Directors has established certain rules pertaining to the provision of information prior to a Large Share Purchase (the "Large Share Purchase Rules") to ensure that the necessary information pertaining to the Large Share Purchase by the prospective Large Share Purchaser is properly provided to shareholders.

The purpose of the Large Share Purchase Rules is to provide an opportunity for shareholders to receive necessary information about the Large Share Purchase, as well as the opinions and alternative plans of the Board of Directors pertaining thereto, to enable the shareholders to determine whether the Large Share Purchase is acceptable. The Large Share Purchase Rules are designed to protect the interests of shareholders as a whole in the event of a Large Share Purchase with the potential to impact the management of the Company. If a Large Share Purchaser complies with the Large Share Purchase Rules, the Board of Directors shall not attempt to interfere with the Large Share Purchase at its own discretion, unless it is clear that the Large Share Purchase will cause irreparable damage or loss to the Company.

Yamaha's Board of Directors believes it to be in the best interest of the shareholders to apply the Large Share Purchase Rules to any Large Share Purchase.

The Large Share Purchase Rules are outlined below.

(1) Submission of a Statement of Intent

A Large Share Purchaser interested in making a Large Share Purchase is to first submit a Statement of Intent containing a pledge to comply with the Large Share Purchase Rules to the Company's Board of Directors. In addition, the Board of Directors is to promptly disclose receipt of the

Statement of Intent from the Large Share Purchaser.

(2) Submission of Information Regarding the Large Share Purchase

The Large Share Purchaser is to provide sufficient information to the Board of Directors to allow it to form an opinion and to allow shareholders to make a decision regarding the proposal (the "Large Share Purchase Information"). In addition, the Board of Directors will disclose the fact that a Large Share Purchase has been proposed, together with the Large Share Purchase Information and other information, as it sees fit.

(3) Provision of Additional Large Share Purchase Information

In the event that the Board of Directors finds the information initially provided insufficient to constitute Large Share Purchase Information, it may require the provision of additional information to satisfy Large Share Purchase Information requirements. In this case, the Board of Directors shall notify the Large Share Purchaser of the information that it requires and the reasoning behind the said request for information. The Board of Directors shall establish an appropriate deadline by which the Large Share Purchaser is to supply the aforementioned information.

(4) Assessment Period

Should the Board of Directors determine that sufficient Large Share Purchase Information has been provided through the process outlined above, it will then assess the Large Share Purchase Information through deliberation and negotiation to form an opinion and establish alternative plans within a set period of time (the "Assessment Period"). The Assessment Period shall be either (i) or (ii) below, depending on the nature of the Large Share Purchase. The Large Share Purchaser shall proceed only after the Assessment Period has lapsed. In such case, the Board of Directors shall promptly disclose the commencement of the Assessment Period.

(i) A 60-day Assessment Period shall be granted for a prospective Large Share Purchase in which all shares are to be purchased via a cash tender offer (Japanese yen).

(ii) A 90-day Assessment Period shall be granted for any prospective Large Share Purchase outside the scope of (i) above.

However, the Board of Directors reserves the right to extend the Assessment Period as required to examine the nature of the Large Share Purchase, negotiate with the Large Share Purchaser, formulate alternative plans, and take other steps to protect the corporate value of the Company and the interests of shareholders as a whole. In addition, should the Board of Directors extend the Assessment Period, the Board shall promptly disclose its reason for the extension, the extended period, and other matters as it deems fit following its resolution regarding the said extension.

(5) Disclosure of the Board of Directors' Opinion and the Proposal of Alternative Plans

During the Assessment Period, the Board of Directors will conduct a thorough assessment and examination of the Large Share Purchase Information it has received and receive advice from

outside experts to carefully form an opinion on the proposal and to make the opinion public. In addition, the Board of Directors shall negotiate with the prospective Large Share Purchaser with the aim of improving the terms of the Large Share Purchase, and offer shareholders alternative plans as necessary.

(6) Countermeasures in the Event of Non-Compliance with Large Share Purchase Rules

Should a Large Share Purchaser fail to comply with the Large Share Purchase Rules, Yamaha's Board of Directors may take measures against the Large Share Purchaser to protect the interests of its shareholders, including the issuance of stock options without compensation and other actions permissible by law and the Company's Articles of Incorporation.

In this case, however, the Board of Directors shall not take countermeasures expected to result in economic damage or the loss of legal rights on the part of shareholders, excluding Large Share Purchasers who fail to comply with the Large Share Purchase Rules. Should the Board of Directors elect to take a specific countermeasure, it shall disclose this information in a timely and appropriate manner, pursuant to the law and stock market regulations.

The aforementioned Policy shall remain in effect until the close of the first meeting of the Board of Directors subsequent to the 182nd ordinary general shareholders meeting. If the directors resolve at the said meeting of the Board of Directors to continue the Policy, the Policy shall remain in effect until the close of the first meeting of the Board of Directors subsequent to the ordinary general shareholders meeting to be held in the following year, and the same shall apply thereafter. Yamaha's directors serve for a period of one year. Thus, a Board of Directors comprised of directors elected by shareholders at the ordinary general shareholders meeting to be held in June each year will determine whether to keep or abolish the Policy.

Each candidate for director will declare in advance whether he or she will support the Policy or not, and the shareholders may decide the propriety of continuing the Policy through the election of the directors. Furthermore, even if the Board of Directors decides to extend the effective term of the Policy, it reserves the right to revise the said Policy as required to protect or enhance the corporate value and the interests of shareholders as a whole.

All four corporate auditors, including outside auditors, attended the Board of Directors' meeting at which the Policy was adopted, and indicated their approval of the Policy on the condition that it is to be implemented properly.

The Company announced the details of the Policy on April 28, 2006 in the document entitled "Yamaha Announces Policy on Large Purchases of Company Shares (Anti-Takeover Measures)."

YAMAHA CORPORATION
10-1 Nakazawa-cho, Hamamatsu,
Shizuoka 430-8650, Japan

June 27, 2006

**Notice of Resolutions Passed at the 182nd Ordinary General Shareholders' Meeting**

Dear Shareholders:

We hereby inform you that the scheduled matters were reported and resolved as follows at the 182nd Ordinary General Shareholders' Meeting held today.

Very truly yours,

Shuji Ito
President and Representative Director

Matters to be reported:

1. The Business Report, the Consolidated Balance Sheet and the Consolidated Statement of Income, and the Audit Reports of Independent Auditors and the Board of Corporate Auditors, for the 182nd Fiscal Year (from April 1, 2005 through March 31, 2006).
2. The Non-consolidated Balance Sheet and the Non-consolidated Statement of Income, for the 182nd Fiscal Year (from April 1, 2005 through March 31, 2006)

The contents of the above financial documents and audit reports were duly reported.

Matters resolved:

Proposal 1 Approval of Proposed Appropriation of Unappropriated Retained Earnings for the 182nd Fiscal Year

The matter was approved as originally proposed. The year-end dividend shall be 10.00 yen per share.

Proposal 2 Amendment to the Company's Articles of Incorporation

The matter was approved as originally proposed. The summary of the amendment is as follows:
(1) With the "Company Law (Law No.86 of 2005)", the "Act Concerning the Rearrangement of the Relevant Laws upon Implementation of the Company Law (Law No. 87 of 2005) ("Rearrangement Law"), the "Ordinance on Implementation of the Company Law" (Ministerial Ordinance No.12 of 2006, Ministry of Justice) and the "Ordinance on the Company Computation" (Ministerial Ordinance No.13 of 2006, Ministry of Justice) coming into force from May 1, 2006 respectively, the following amendments were conducted:-

1) The provisions in the "Rearrangement Law" state that the Articles of Incorporation are deemed to stipulate the following matters, and accordingly, the necessary

amendments were conducted as follows:-

- To add a new provision on the organization/ position of the Company including a board of directors, auditors, a board of auditors and independent auditor;
- To add a new provision on the issuance of shares; and
- To change the name of the "transfer agent" to the "administrator of shareholders' registry", as well as to change the scope of its duties entrusted by the Company.

2) As regards fractional units of shares, we added a new provision for the purpose of clarifying the rights of shareholders of such shares.

3) As regards the exercise of voting rights by proxy, we amended the relevant provision for the purpose of clarifying the number of proxies who can attend General Meetings of Shareholders on behalf of a shareholder.

4) In response to the increase in volume of the information disclosed at General Meetings of Shareholders, and for the purposes of improving the information content and reduce the costs and expenses thereat, we added a new provision on disclosure on the Internet of the reference materials for General Meetings of Shareholders, stipulating that such disclosure is deemed to constitute the disclosure at the relevant General Meeting(s) of Shareholders.

5) Since it is allowed to pass resolutions of the Board of Directors by written means as long as auditors have no objections thereto, we added a new provision regarding resolutions of the Board of Directors by written means in case of emergency.

6) For the purposes of securing capable personnel and ensuring such personnel to fully perform their expected role, we added a new provision regarding agreements on the limited liability of outside auditors.

7) We added a new chapter on independent auditor.

8) We conducted other amendments to the provisions of the Articles of Incorporation for the purpose of maintaining its consistency with the Company Law.

(2) For the purpose of improving convenience and reducing the costs and expenses thereat, public announcements of the Company will be in principle made electronically, whilst providing alternative way(s) of making public announcements in case of accident or for any other contingency.

(3) The maximum number of directors was reduced as a result of establishment of the executive officer system.

(4) For the purposes of securing capable personnel and ensuring such personnel to fully perform their expected role, we added a new provision regarding agreements on the limited liability of outside directors.

(5) We also conducted other amendments, including deletion of unnecessary Articles, correction of wordings and change of numberings as a result of addition or removal of Articles.

Proposal 3 Election of Eight Directors

The matter was approved as originally proposed.
As Directors, six nominees — Katsuhiko Kishida, Shuji Ito, Hirokazu Kato, Tsuneo Kuroe, Toru Hasegawa and Yasushi Yahata were reappointed, and other nominees — Mitsuru Umemura and Hiroo Okabe were newly appointed. These eight nominees accepted the appointment.

Proposal 4 Election of One Corporate Auditor

The matter was approved as originally proposed.
Yasuharu Terai was newly appointed and accepted the appointment.

Proposal 5 Payment of Retirement Allowances to Retiring Directors and Corporate Auditor, and Payment of Lump-sum Retirement Allowances to Directors and Corporate Auditors through the Abolition of the Retirement Allowance System

The matter was approved as originally proposed.
The retirement allowance in accordance with the Standards for Calculating Retirement Allowance for Directors and Corporate Auditors will be paid to retiring Directors, Shinya Hanamoto and Tokihisa Makino and a retiring Corporate Auditor, Haruhiko Wakuda. The specific amount of payment, and when and how it will be paid are to be determined by the Board of Directors for the directors and the Board of Corporate Auditors for the corporate auditor, based on their respective discussions on that matter.
In addition, we decided to abolish the retirement allowance system at the conclusion of this meeting. Accordingly, we will pay to five re-elected directors, including Katsuhiko Kishida, Shuji Ito, Hirokazu Kato, Tsuneo Kuroe and Toru Hasegawa and three corporate auditors in office, including Naomoto Ota, Michio Horikoshi, and Kunio Miura, retirement allowances for their service in office up to the conclusion of this meeting in accordance with the Company's Standards for Calculating Retirement Allowance for Directors and Corporate Auditors. The payment dates shall be the dates of their respective retirements, and the specific amounts and methods of payment, etc. are to be determined by the Board of Directors for the directors and by the Board of Corporate Auditors for the corporate auditors, based on their respective discussions on those matters.

*******************************************************************************************

At a Board of Directors meeting held immediately after the conclusion of the shareholders' meeting, the representative directors and the senior directors were elected and duly appointed. The representative directors, senior directors and standing auditors of the Company are as follows.

| | |
|---|---|
| Chairman and Representative Director: | Katsuhiko Kishida |
| President and Representative Director: | Shuji Ito |
| Managing Director: | Hirokazu Kato |
| Managing Director: | Tsuneo Kuroe |
| Managing Director: | Mitsuru Umemura |
| Standing Auditor: | Naomoto Ota |
| Standing Auditor: | Michio Horikoshi |

*******************************************************************************************

(Information)
In accordance with the enclosed "Notice of Postal Transfer Payment," the dividend for the 182nd fiscal year (10.00 yen per share) will be paid out during the specified handling period at your nearest post office. If you have already specified an account to which the dividend should be directly transferred, please refer to the enclosed "Dividend Calculation Sheet" and "Reference to the Beneficiary Account for Dividend Transfer."

June 27, 2006

**For immediate release**

Yamaha Corporation
Shuji Ito, President and Representative Director
10-1, Nakazawa-cho, Hamamatsu-shi, Shizuoka
Code no.: 7951
Stock exchange: TSE First Section
For further information, contact:
Public & Investor Relations Group (Tel.: +81 3-5488-6601)

**Continuation of the Policy on Large Purchases of Company Shares (Anti-Takeover Measures)**

At the meeting of the Board of Directors of Yamaha Corporation (Yamaha) held on April 28, 2006, an action policy for dealing with large purchases of Yamaha shares (defense measures for possible takeovers) (hereinafter, "the Policy") was passed and announced in a press release issued on the same date. Following the election of eight directors at the Yamaha Ordinary General Shareholders' Meeting held on June 27, 2006, the eight Directors and the Company's four Auditors (including three outside Auditors) all attended the first meeting of the Board of Directors to be held after the General Meeting. The Company wishes to announce that at this meeting a motion was approved to continue the Policy through the end of the first Board of Directors meeting, to be held following the Ordinary General Shareholders' Meeting that will be convened in June 2007.

The decision to extend the Policy was made unanimously by the Board of Directors. The decision was also approved unanimously by the Auditors, with the provision that the actual implementation of this policy be conducted in a proper manner.

When appropriate, the Board of Directors will review the Policy during its term of effectiveness in view of any changes in relevant legal provisions from the perspective of ensuring and increasing corporate value and acting in the interests of shareholders as a group.

For further information concerning the content of the Policy, please refer to the Company's website as follows: Press release dated April 28, 2006, titled "Yamaha Announces Policy on Large Purchases of Company Shares (Anti-Takeover Measures)."
URL: http://www.global.yamaha.co.jp/

**Exhibit 5**



Brief Explanation of Annual Report :

Annual Report of 182nd. fiscal year for the year ended March 31, 2006 dated June 27, 2006.

This information is Annual Report, so-called *Yukashoken Hokokusho*, which should be submitted to the Prime Minister pursuant to Article 24-1 of the Stock Exchange Act for the purpose that it enables investors to make proper and accurate judgment on the financial conditions and business performances.

The Annual Report includes accounting status of the company and other significant subjects of business. The Annual Report also includes ( I ) summary of business, affiliates and employees ( II ) summary of operating results (III) plant and equipment status, (IV) information of shares, shareholders and capital ( V ) information of accounting and audit report.

The Annual Reports states the following information : As of March 31,2006, the Company has 93 consolidated subsidiaries and 3 affiliates. For the year ended March 31, 2006, total sales of the consolidated amounted to 534,084 million yen (534,079 million yen for the year ended March 31, 2005) and the sales of the Company amounted to 321,252 million yen. In this period, total ordinary profit of the consolidated amounted to 35,244 million yen (41,302 million yen for the year ended March 31, 2005) and the ordinary profit of the Company amounted to 13,950 million yen. Further, total net profit of the consolidated amounted to 28,123 million yen (19,697 million yen for the year ended March 31,2005) and net profit of the Company amounted to 10,242 million yen in the same period. As of March 31,2006, the number of regular employees of the consolidated is totally 19,621 (increasing total 1,047 employees for the year ended March 31,2006) and with regard to the Company, such number is 5,730 (decreasing 68 employees for one year). The total shareholders' equity was 316,005 million yen as of March 31,2006.

– end –

## 5. CONSOLIDATED FINANCIAL STATEMENTS

### (1) Consolidated Balance Sheets

| | Millions of yen | | |
|---|---|---|---|
| | **FY March 2006 (As of Mar. 31, 2006)** | FY March 2005 (As of Mar. 31, 2005) | Increase (decrease) |
| **ASSETS** | | | |
| **Current assets:** | | | |
| Cash and bank deposits | **¥36,429** | ¥51,205 | ¥(14,776) |
| Notes and accounts receivable | **72,613** | 73,688 | (1,075) |
| Marketable securities | **520** | 457 | 63 |
| Inventories | **77,943** | 78,434 | (491) |
| Deferred income taxes | **16,922** | 16,495 | 427 |
| Other current assets | **7,286** | 7,412 | (126) |
| Allowance for doubtful accounts | **(2,333)** | (2,114) | (219) |
| Total current assets | **209,381** | 225,581 | (16,200) |
| **Fixed assets:** | | | |
| Tangible assets: | | | |
| Buildings and structures | **45,953** | 45,370 | 583 |
| Machinery, equipment and conveyance devices | **23,275** | 21,501 | 1,774 |
| Tools, furniture and fixtures | **15,525** | 14,105 | 1,420 |
| Land | **63,772** | 64,050 | (278) |
| Construction in progress | **2,462** | 1,399 | 1,063 |
| Total tangible assets | **150,990** | 146,428 | 4,562 |
| Intangible assets: | | | |
| Excess of cost over net assets of subsidiaries | **2,028** | 148 | 1,880 |
| Other intangible assets | **1,517** | 877 | 640 |
| Total intangible assets | **3,545** | 1,026 | 2,519 |
| Investments and other assets: | | | |
| Investment securities | **132,902** | 101,015 | 31,887 |
| Long-term loans | **688** | 924 | (236) |
| Guarantee deposits for leased real estate | **5,891** | 5,309 | 582 |
| Deferred income taxes | **14,087** | 17,425 | (3,338) |
| Other assets | **3,360** | 9,031 | (5,671) |
| Allowance for doubtful accounts | **(869)** | (1,165) | 296 |
| Total investments and other assets | **156,059** | 132,541 | 23,518 |
| Total fixed assets | **310,595** | 279,996 | 30,599 |
| Total assets | **¥519,977** | ¥505,577 | 14,400 |

Note: Figures of less than ¥1 million have been omitted.

| | Millions of yen | | |
|---|---|---|---|
| | **FY March 2006 (As of Mar. 31, 2006)** | FY March 2005 (As of Mar. 31, 2005) | Increase (decrease) |
| **LIABILITIES** | | | |
| **Current liabilities:** | | | |
| Notes and accounts payable | **¥37,153** | ¥37,686 | ¥(533) |
| Short-term loans | **17,147** | 17,825 | (678) |
| Current portion of long-term debt | **5,132** | 22,259 | (17,127) |
| Accrued expenses and accrued payables | **43,098** | 45,167 | (2,069) |
| Income taxes payable | **3,758** | 12,603 | (8,845) |
| Specific advances received | **2,548** | 2,775 | (227) |
| Deferred tax liabilities | **4** | 4 | — |
| Reserve for after-care expenses | **117** | 113 | 4 |
| Warranty reserve | **3,688** | 3,191 | 497 |
| Reserve for loss on goods unsold | **157** | 105 | 52 |
| Deferred unrealized profit | **5** | 75 | (70) |
| Other current liabilities | **4,235** | 4,012 | 223 |
| Total current liabilities | **117,047** | 145,820 | (28,773) |
| **Long-term liabilities:** | | | |
| Long-term debt | **6,195** | 6,514 | (319) |
| Deferred income taxes | **303** | 200 | 103 |
| Deferred income taxes on land revaluation | **17,742** | 14,346 | 3,396 |
| Accrued employees' retirement benefits | **27,978** | 28,269 | (291) |
| Accrued directors' retirement benefits | **891** | 950 | (59) |
| Long-term deposits received | **27,577** | 28,917 | (1,340) |
| Other fixed liabilities | **1,763** | 1,522 | 241 |
| Total long-term liabilities | **82,452** | 80,722 | 1,730 |
| Total liabilities | **199,499** | 226,542 | (27,043) |
| **MINORITY INTERESTS** | **4,472** | 3,834 | 638 |
| **SHAREHOLDERS' EQUITY** | | | |
| **Common stock** | **28,534** | 28,534 | — |
| **Capital surplus** | **40,054** | 40,054 | — |
| **Earned surplus** | **236,913** | 212,340 | 24,573 |
| **Reserve for land revaluation** | **18,426** | 22,453 | (4,027) |
| **Net unrealized holding gains on other securities** | **15,470** | 7,364 | 8,106 |
| **Translation adjustments** | **(23,091)** | (35,267) | 12,176 |
| **Treasury stock, at cost** | **(302)** | (279) | (23) |
| Total shareholders' equity | **316,005** | 275,200 | 40,805 |
| Total liabilities, minority interests and shareholders' equity | **¥519,977** | ¥505,577 | 14,400 |

Note: Figures of less than ¥1 million have been omitted.

## (2) Consolidated Statements of Income

| | FY March 2006 (Apr. 1, 2005–Mar. 31, 2006) | | FY March 2005 (Apr. 1, 2004–Mar. 31, 2005) | | Increase (decrease) |
|---|---|---|---|---|---|
| | Millions of yen | % | Millions of yen | % | Millions of yen |
| **Net sales** | **¥534,084** | **100.0** | ¥534,079 | 100.0 | ¥ 5 |
| **Cost of sales** | **341,886** | **64.0** | 335,705 | 62.9 | 6,181 |
| Gross profit | **192,198** | **36.0** | 198,374 | 37.1 | (6,176) |
| Unrealized profit | **69** | | 221 | | (152) |
| Total gross profit | **192,267** | **36.0** | 198,595 | 37.2 | (6,328) |
| **Selling, general and administrative expenses** | **168,132** | **31.5** | 162,899 | 30.5 | 5,233 |
| Operating income | **24,135** | **4.5** | 35,695 | 6.7 | (11,560) |
| **Non-operating income:** | | | | | |
| Interest received | **512** | | 327 | | 185 |
| Dividends received | **395** | | 381 | | 14 |
| Equity in earnings of unconsolidated subsidiaries and affiliates | **14,838** | | 9,110 | | 5,728 |
| Other | **1,865** | | 2,335 | | (470) |
| Total non-operating income | **17,612** | **3.3** | 12,155 | 2.2 | 5,457 |
| **Non-operating expenses:** | | | | | |
| Interest paid | **1,081** | | 1,020 | | 61 |
| Cash discounts | **4,467** | | 4,327 | | 140 |
| Other | **953** | | 1,199 | | (246) |
| Total non-operating expenses | **6,503** | **1.2** | 6,548 | 1.2 | (45) |
| Recurring profit | **35,244** | **6.6** | 41,302 | 7.7 | (6,058) |
| **Extraordinary income:** | | | | | |
| Gain on sale of fixed assets | **892** | | 390 | | 502 |
| Reversal of reserve for after-care expenses | **8** | | 12 | | (4) |
| Reversal of warranty reserve | **367** | | 521 | | (154) |
| Gain on sale of investment securities | **605** | | 6,534 | | (5,929) |
| Gain on liquidation of subsidiary | **—** | | 4 | | (4) |
| Gain on return of substitutional portion of employee welfare pension fund | **—** | | 19,927 | | (19,927) |
| Total extraordinary income | **1,874** | **0.4** | 27,391 | 5.1 | (25,517) |
| **Extraordinary loss:** | | | | | |
| Loss on disposal of fixed assets | **1,074** | | 1,520 | | (446) |
| Loss on revaluation of investment securities | **83** | | 70 | | 13 |
| Loss on revaluation of stocks in subsidiaries | **118** | | 70 | | 48 |
| Impairment losses | **—** | | 32,703 | | (32,703) |
| Loss on sale of investment securities | **—** | | 4 | | (4) |
| Structural reform expenses | **—** | | 52 | | (52) |
| Special retirement payment | **—** | | 755 | | (755) |
| Total extraordinary loss | **1,276** | **0.2** | 35,178 | 6.5 | (33,902) |
| **Income before income taxes and minority interests** | **35,842** | **6.8** | 33,516 | 6.3 | 2,326 |
| **Current income taxes** | **8,922** | **1.7** | 14,497 | 2.7 | (5,575) |
| **Deferred income taxes (benefit)** | **(1,736)** | **(0.3)** | (1,088) | (0.2) | (648) |
| **Minority interests** | **532** | **0.1** | 409 | 0.1 | 123 |
| **Net income** | **¥28,123** | **5.3** | ¥19,697 | 3.7 | 8,426 |

Note: Figures of less than ¥1 million have been omitted.

## (3) Consolidated Statements of Retained Earnings

| | Millions of yen | | | |
|---|---|---|---|---|
| | **FY March 2006 (Apr. 1, 2005–Mar. 31, 2006)** | | FY March 2005 (Apr. 1, 2004–Mar. 31, 2005) | |
| **Capital surplus** | | | | |
| Balance at beginning of period | | **¥40,054** | | ¥ 40,054 |
| Balance at end of period | | **40,054** | | 40,054 |
| **Earned surplus** | | | | |
| Balance at beginning of period | | **212,340** | | 203,485 |
| Additional earned surplus: | | | | |
| Net income | **¥28,123** | | ¥19,697 | |
| Effect of change in scope of consolidation | **827** | | — | |
| Effect of change in interest in subsidiaries | **99** | | — | |
| Reversal of reserve for land evaluation | **282** | | — | |
| Reversal of reserve for land revaluation resulting from change of interests in subsidiaries | **97** | **29,429** | 188 | 19,886 |
| Deduction from earned surplus: | | | | |
| Cash dividends paid | **4,642** | | 3,611 | |
| Bonuses to directors and statutory auditors | **100** | | 121 | |
| Effect of change in scope of consolidation | **115** | | 36 | |
| Effect of change in interests in subsidiaries | **—** | | 371 | |
| Reversal of reserve for land evaluation | **—** | **4,857** | 6,890 | 11,031 |
| Balance at end of period | | **¥236,913** | | ¥212,340 |

Note: Figures of less than ¥1 million have been omitted.

## (4) Consolidated Statements of Cash Flows

| | Millions of yen | |
|---|---|---|
| | **FY March 2006 (Apr. 1, 2005–Mar. 31, 2006)** | FY March 2005 (Apr. 1, 2004–Mar. 31, 2005) |
| **Cash flows from operating activities:** | | |
| Income before income taxes and minority interests | **¥35,842** | ¥33,516 |
| Depreciation and amortization | **18,944** | 18,958 |
| Impairment losses | **—** | 32,703 |
| Amortization of consolidated goodwill | **507** | 80 |
| Decrease in allowance for doubtful accounts | **(177)** | (233) |
| Loss on revaluation of investment securities | **83** | 70 |
| Loss on revaluation of stocks in subsidiaries | **118** | 70 |
| Decrease in employees' retirement benefits, net of payments | **(379)** | (21,786) |
| Interest and dividend income | **(907)** | (708) |
| Interest paid | **1,081** | 1,020 |
| (Gain) loss on foreign exchange | **(107)** | (180) |
| Equity in earnings of unconsolidated subsidiaries and affiliates | **(14,838)** | (9,110) |
| Gain on sale of investment securities | **(605)** | (6,534) |
| Loss on sale of investment securities | **—** | 4 |
| Gain on liquidation of subsidiary | **—** | (4) |
| Gain on sale of fixed assets | **(892)** | (390) |
| Loss on disposal of fixed assets | **1,074** | 1,520 |
| Decrease in accounts and notes receivable—trade | **3,008** | 8,636 |
| Decrease (increase) in inventories | **4,944** | (4,654) |
| Decrease in accounts and notes payable | **(1,716)** | (2,798) |
| Other, net | **(5,135)** | (6,144) |
| Subtotal | **40,843** | 44,033 |
| Interest and dividends receivable | **2,730** | 2,081 |
| Interest paid | **(1,084)** | (1,024) |
| Income taxes paid and refunded | **(16,979)** | (5,501) |
| Net cash provided by operating activities | **25,510** | 39,588 |
| **Cash flows from investing activities:** | | |
| Net (decrease) increase in time deposits | **(77)** | 9 |
| Purchases of fixed assets | **(20,401)** | (21,450) |
| Proceeds from sale of fixed assets | **2,327** | 2,527 |
| Purchases of investment securities | **(732)** | (113) |
| Proceeds from sale of investment securities | **619** | 9,416 |
| Payments for capital investments | **(134)** | (2,835) |
| Payment for loans receivable | **(21)** | (793) |
| Collection of loans receivable | **265** | 379 |
| Other, net | **50** | (35) |
| Net cash used in investing activities | **(18,104)** | (12,896) |
| **Cash flows from financing activities:** | | |
| (Decrease) increase in short-term loans | **(1,753)** | 902 |
| Proceeds from long-term debt | **4,556** | 5,373 |
| Repayments of long-term debt | **(22,404)** | (8,851) |
| Proceeds from resort member deposits | **10** | 7 |
| Repayments of resort member deposits | **(1,352)** | (1,889) |
| Purchases of treasury stock | **(23)** | (28) |
| Cash dividends paid | **(4,642)** | (3,611) |
| Cash dividends paid to minority shareholders | **(223)** | (211) |
| Net cash used in financing activities | **(25,834)** | (8,306) |
| **Effect of exchange rate changes on cash and cash equivalents** | **1,783** | 1,099 |
| **Net (decrease) increase in cash and cash equivalents** | **(16,644)** | 19,485 |
| **Cash and cash equivalents at beginning of period** | **50,393** | 31,245 |
| **Increase in cash and cash equivalents arising from inclusion of subsidiaries in consolidation** | **1,685** | — |
| **Decrease in cash and cash equivalents arising from exclusion of subsidiaries from consolidation at beginning of period** | **—** | (337) |
| **Cash and cash equivalents at end of period** | **¥35,434** | ¥50,393 |

Note: Figures of less than ¥1 million have been omitted.

## 3. NON-CONSOLIDATED FINANCIAL STATEMENTS

(1) Non-Consolidated Balance Sheets

| | Millions of yen | | |
|---|---|---|---|
| | **FY March 2006 (As of Mar. 31, 2006)** | FY March 2005 (As of Mar. 31, 2005) | Increase (decrease) |
| **ASSETS** | | | |
| **Current assets:** | | | |
| Cash and bank deposits | **¥ 5,614** | ¥24,839 | ¥(19,225) |
| Notes receivable | **5,025** | 5,645 | (620) |
| Accounts receivable | **29,397** | 33,314 | (3,917) |
| Products and goods | **15,958** | 16,192 | (234) |
| Raw material | **1,879** | 2,028 | (149) |
| Products in progress | **7,978** | 8,175 | (197) |
| Advances | **96** | 170 | (74) |
| Deferred income taxes | **11,176** | 11,045 | 131 |
| Other current assets | **3,628** | 3,742 | (114) |
| Allowance for doubtful accounts | **(1,286)** | (1,036) | (250) |
| Total current assets | **79,469** | 104,118 | (24,649) |
| **Fixed assets:** | | | |
| Tangible assets: | | | |
| Buildings | **22,519** | 23,211 | (692) |
| Structures | **3,192** | 3,360 | (168) |
| Machinery and equipment | **7,066** | 7,565 | (499) |
| Conveyance devices | **101** | 110 | (9) |
| Tools, furniture and fixtures | **4,539** | 4,632 | (93) |
| Land | **50,984** | 51,464 | (480) |
| Construction in progress | **1,235** | 609 | 626 |
| Total tangible assets | **89,639** | 90,955 | (1,316) |
| Intangible assets: | | | |
| Rights on leasehold land | **99** | 103 | (4) |
| Total intangible assets | **99** | 103 | (4) |
| Investments and other assets: | | | |
| Investment securities | **40,222** | 27,407 | 12,815 |
| Shares of affiliated companies | **57,702** | 58,321 | (619) |
| Investment in capital | **0** | 105 | (105) |
| Affiliated company investments | **18,422** | 17,441 | 981 |
| Long-term loans | **609** | 827 | (218) |
| Long-term employee loans | **0** | 0 | 0 |
| Long-term affiliated company loans | **65** | 84 | (19) |
| Bankrupt, rehabilitating securities | **16** | 350 | (334) |
| Deferred income taxes | **11,796** | 15,402 | (3,606) |
| Guarantee deposits for leased real estate | **2,265** | 2,268 | (3) |
| Long-term accrued expenses | **867** | 1,289 | (422) |
| Other assets | **530** | 559 | (29) |
| Allowance for doubtful accounts | **(715)** | (1,009) | 294 |
| Reserve for loss on investments | **(480)** | (154) | (326) |
| Total investments and other assets | **131,304** | 122,894 | 8,410 |
| Total fixed assets | **221,043** | 213,952 | 7,091 |
| Total assets | **¥300,513** | ¥318,071 | (17,558) |

Note: Figures of less than ¥1 million have been omitted.

| | Millions of yen | | |
|---|---|---|---|
| | **FY March 2006 (As of Mar. 31, 2006)** | FY March 2005 (As of Mar. 31, 2005) | Increase (decrease) |
| **LIABILITIES** | | | |
| **Current liabilities:** | | | |
| Notes payable | **¥ 589** | ¥ 728 | ¥ (139) |
| Accounts payable | **19,334** | 20,422 | (1,088) |
| Short-term loans | **3,156** | 1,908 | 1,248 |
| Current portion of long-term debt | **300** | 17,038 | (16,738) |
| Accrued payables | **4,164** | 4,991 | (827) |
| Accrued expenses | **18,704** | 21,224 | (2,520) |
| Corporate tax payables | **1,859** | 10,004 | (8,145) |
| Advances received | **298** | 518 | (220) |
| Money entrusted | **768** | 725 | 43 |
| Reserve for after-care expenses | **55** | 57 | (2) |
| Warranty reserve | **1,560** | 1,349 | 211 |
| Reserve for subsidiary support | **103** | 375 | (272) |
| Deferred unrealized profit | **—** | 69 | (69) |
| Other current liabilities | **375** | 464 | (89) |
| Total current liabilities | **51,271** | 79,877 | (28,606) |
| **Long-term liabilities:** | | | |
| Long-term debt | **—** | 300 | (300) |
| Deferred income taxes on land revaluation | **15,206** | 11,842 | 3,364 |
| Accrued employees' retirement benefits | **22,859** | 22,697 | 162 |
| Accrued directors' retirement benefits | **632** | 677 | (45) |
| Long-term deposits received | **27,694** | 29,036 | (1,342) |
| Other fixed liabilities | **800** | 848 | (48) |
| Total long-term liabilities | **67,193** | 65,402 | 1,791 |
| Total liabilities | **118,465** | 145,279 | (26,814) |
| **SHAREHOLDERS' EQUITY** | | | |
| **Common stock** | **28,534** | 28,534 | — |
| **Capital surplus** | **40,054** | 40,054 | — |
| **Earned surplus:** | | | |
| Legal reserve | | | |
| Retained income | **4,159** | 4,159 | — |
| Reserve for special depreciation | **11** | — | 11 |
| Reserve for advanced depreciation | **2,334** | 2,502 | (168) |
| Special reserve for replacement asset acquisition | **565** | — | 565 |
| General reserve | **68,710** | 84,710 | (16,000) |
| Total retained income | **71,620** | 87,212 | (15,592) |
| Unappropriated income | **13,258** | (8,116) | 21,374 |
| Total earned surplus | **89,038** | 83,255 | 5,783 |
| **Reserve for land revaluation** | **10,415** | 14,255 | (3,840) |
| **Net unrealized holding gains on other securities** | **14,263** | 6,926 | 7,337 |
| **Treasury stock, at cost** | **(258)** | (235) | (23) |
| Total shareholders' equity | **182,048** | 172,791 | 9,257 |
| Total liabilities, and shareholders' equity | **¥300,513** | ¥318,071 | (17,558) |

Note: Figures of less than ¥1 million have been omitted.

## (2) Non-Consolidated Statements of Income

| | FY March 2006 (Apr. 1, 2005–Mar. 31, 2006) | | FY March 2005 (Apr. 1, 2004–Mar. 31, 2005) | | Increase (decrease) |
|---|---|---|---|---|---|
| | Millions of yen | % | Millions of yen | % | Millions of yen |
| **Net sales:** | | | | | |
| Merchandise and product sales | ¥276,935 | | ¥298,087 | | ¥(21,152) |
| Other | 44,317 | | 43,458 | | 859 |
| Total net sales | 321,252 | 100.0 | 341,546 | 100.0 | (20,294) |
| **Cost of sales:** | | | | | |
| Merchandise and product cost of sales | | | | | |
| Inventory of merchandise and products at start of period | 16,192 | | 15,211 | | 981 |
| Reversal of valuation loss on raw materials and work in progress brought forward | 102 | | 94 | | 8 |
| Cost of production | 205,347 | | 207,102 | | (1,755) |
| Merchandise procured | 5,890 | | 10,178 | | (4,288) |
| Valuation loss on raw materials and work in progress | 262 | | 102 | | 160 |
| Inventory of merchandise and products at end of period | 15,958 | | 16,192 | | (234) |
| Subtotal | 211,632 | | 216,307 | | (4,675) |
| Other | 31,780 | | 31,147 | | 633 |
| Total cost of sales | 243,413 | 75.8 | 247,455 | 72.5 | (4,042) |
| Gross profit: | 77,839 | 24.2 | 94,091 | 27.5 | (16,252) |
| Reversal of disposal of deferred unrealized income brought forward | 69 | | 287 | | (218) |
| Disposal of deferred unrealized income | — | | 69 | | (69) |
| Gross profit, net | 77,909 | 24.3 | 94,309 | 27.6 | (16,400) |
| **Selling, general and administrative expenses** | 69,923 | 21.8 | 71,670 | 21.0 | (1,747) |
| Operating income | 7,986 | 2.5 | 22,638 | 6.6 | (14,652) |
| **Non-operating income:** | | | | | |
| Interest received | 62 | | 36 | | 26 |
| Dividends received | 5,836 | | 1,861 | | 3,975 |
| Foreign exchange gain | 279 | | 697 | | (418) |
| Other | 284 | | 483 | | (199) |
| Total non-operating income | 6,462 | 2.0 | 3,079 | 0.9 | 3,383 |
| **Non-operating expenses:** | | | | | |
| Interest paid | 104 | | 188 | | (84) |
| Cash discounts | 21 | | 23 | | (2) |
| Other | 371 | | 361 | | 10 |
| Total non-operating expenses | 498 | 0.2 | 573 | 0.1 | (75) |
| Recurring profit | ¥13,950 | 4.3 | ¥25,145 | 7.4 | (11,195) |

Note: Figures of less than ¥1 million have been omitted.

## (2) Non-Consolidated Statements of Income *(Continued from the previous page)*

| | FY March 2006 (Apr. 1, 2005–Mar. 31, 2006) | | FY March 2005 (Apr. 1, 2004–Mar. 31, 2005) | | Increase (decrease) |
|---|---|---|---|---|---|
| | Millions of yen | % | Millions of yen | % | Millions of yen |
| **Extraordinary income:** | | | | | |
| Gain on sale of fixed assets | **¥ 764** | | ¥ 201 | | ¥ 563 |
| Reversal of reserve for after-care expenses | **8** | | 12 | | (4) |
| Reversal of warrantry reserve | **315** | | 426 | | (111) |
| Reversal of reserve allowance for losses on investments | **59** | | — | | 59 |
| Gain on sale of investment securities | **605** | | 6,338 | | (5,733) |
| Bad debt reserve | **—** | | 131 | | (131) |
| Gain on return of substitutional portion of employee welfare pension funds | **—** | | 16,863 | | (16,863) |
| Total extraordinary income | **1,753** | **0.5** | 23,973 | 7.0 | (22,220) |
| **Extraordinary loss:** | | | | | |
| Loss on removal of fixed assets | **507** | | 461 | | 46 |
| Loss on revaluation of investment securities | **83** | | 70 | | 13 |
| Loss on revaluation of stock in subsidiaries | **1,011** | | 2,478 | | (1,467) |
| Reserve for investment losses | **104** | | 154 | | (50) |
| Reserve for subsidiary support | **103** | | 375 | | (272) |
| Loss on sales of investment securities | **—** | | 4 | | (4) |
| Impairment losses | **—** | | 32,549 | | (32,549) |
| Total extraordinary loss | **1,811** | **0.5** | 36,094 | 10.6 | (34,283) |
| **Income before income taxes and minority** | **13,892** | **4.3** | 13,024 | 3.8 | 868 |
| **Current income taxes** | **5,167** | **1.6** | 9,651 | 2.8 | (4,484) |
| **Deferred income taxes (benefit)** | **(1,517)** | **(0.5)** | 3,108 | 0.9 | (4,625) |
| **Net income** | **10,242** | **3.2** | 264 | 0.1 | 9,978 |
| **Retained earnings at beginning of period** | 4,796 | | 3,774 | | 1,022 |
| **Reversal of reserve for land revaluation** | 282 | | (10,607) | | 10,889 |
| **Interim dividendses** | 2,063 | | 1,547 | | 516 |
| **Retained earnings at end of period** | **¥13,258** | | ¥(8,116) | | 21,374 |

Note: Figures of less than ¥1 million have been omitted.

### (3) Profit Appropriation

| | Millions of yen | |
|---|---|---|
| | **FY March 2006 (June 27, 2006)** | FY March 2005 (June 24, 2005) |
| **Retained earnings (loss) at end of year** | **¥13,258** | ¥(8,116) |
| **Reversal of retained earnings:** | | |
| Reversal of reserve for special depreciation | **1** | — |
| Reversal of reserve for advanced depreciation | **170** | 236 |
| Reversal for special account on replaced property | **565** | — |
| Transfer from general reserve | **—** | 16,000 |
| Total | **13,995** | 8,119 |
| **Appropriation of earnings:** | | |
| Dividends | **2,063 (¥10 per share)** | 2579 (¥12.5 per share) |
| Bonuses for directors | **80** | 100 |
| [Including bonuses to auditors] | **[12]** | [15] |
| Reserve for special depreciation | **1** | 11 |
| Reserve for advanced depreciation | **301** | 68 |
| Reserve for special account on replaced property | **599** | 565 |
| General reserve | **6,000** | — |
| **Unappropriated earnings carried forward** | **¥4,950** | ¥4,796 |

Notes: 1. The Company paid interim cash dividends totaling ¥2,063 million (¥10 per share) on December 12, 2005.
2. June 24, 2005, was the date of approval by the General Meeting, and June 27, 2006, is the scheduled date for approval in 2006.

Date of last revision: June 27, 2006
YAMAHA Corporation
Shuji Ito
President and Representative Director
Contact: Stock Document Group, Administration Division
Securities Code: 7951
http://www.yamaha.com/

The status of corporate governance in Yamaha Corporation ("the Company") is as follows:

## I Fundamental Concept of Corporate Governance and Basic Information on Capital Structure, Corporate Attributes, and Other Matters

### 1. Fundamental concept

The Company positions the enhancement of corporate governance as an important issue of business operations and is striving to enhance corporate governance in a proactive manner.

In accordance with its management policy of "Growing as a corporation which will continue to create 'Kando' (an inspired state of mind) and enrich culture with technology and passion born of sound and music, together with people all over the world," the Company will increase its corporate value and brand value by fulfilling its economic, environmental, and social responsibilities as a good corporate citizen, while working to steadily generate high profits and achieve sustainable growth.

In order to be such a corporation, the Company aims to manage its businesses with high transparency and quality and to pursue high operational efficiency by improving its business structures and systems, by implementing all necessary measures, and by disclosing information in a timely manner.

The Company adopts a Corporate Auditor system and is working to strengthen its corporate governance function by introducing an Executive Officer system, establishing a Company-wide Governance Committee, upgrading its internal auditing system, etc. Through these works, coupled with daily operation audits under the full-time system by the Corporate Auditors, the Company is enhancing the effectiveness of its governance..

In conducting its business, the Company endeavors to consider the balance of interests among its respective stakeholders—shareholders, customers, employees, and local society. The Company

declares its commitments to each of the stakeholders in its Corporate Philosophy as set forth below and is aiming to fulfill those commitments. The Company believes that management efforts to maintain the balance of interests among the Company's respective stakeholders will lead to a maximized corporate value.

Commitment to Customers: Yamaha will fully satisfy the customer, by offering high quality products and services, which use new and traditional technologies, as well as creativity and artistry, and continue to be a known, trusted and loved brand.

Commitment to Shareholders: Yamaha will increase the satisfaction and understanding of its shareholders by striving for healthy profits and returns, and by achieving productivity, using high quality, transparent management, and practicing disclosure.

Commitment to Those who work with Yamaha: Yamaha will develop relationships of mutual trust with all of those who work with Yamaha, in accordance with fair rules based on social norms, and strive to be an organization in which individuals can demonstrate their abilities fully, have confidence, and have pride.

Commitment to Society: Yamaha will give first priority to safety, and will care for the environment. As a good corporate citizen, Yamaha will observe laws, work ethically, developing the economy, and contributing to local and global culture.

## 2. Capital structure

| | |
|---|---|
| Percentage of shares owned by foreign shareholders | More than 30% |

**[Major shareholders]**

| Name | Number of shares held (shares) | Ratio to total (%) |
|---|---|---|
| State Street Bank and Trust Company | 19,073,955 | 9.24 |
| The Master Trust Bank of Japan, Ltd. (trust a/c) | 16,748,200 | 8.11 |
| Japan Trustee Service Bank, Ltd. (trust a/c) | 11,331,700 | 5.49 |
| Mitsui Sumitomo Insurance Co., Ltd. | 8,918,925 | 4.32 |

| | | |
|---|---|---|
| Trust & Custody Services Bank, Ltd. As trustee for Mizuho Bank Ltd. Retirement Benefit Trust Account re-entrusted by Mizuho Trust & Banking Co., Ltd. | 8,779,990 | 4.25 |
| The Shizuoka Bank, Limited | 8,349,855 | 4.04 |
| Sumitomo Life Insurance Company | 7,300,000 | 3.53 |
| Nippon Life Insurance Company | 6,482,252 | 3.14 |
| Mizuho Corporate Bank, Ltd. | 5,775,404 | 2.80 |
| Northern Trust Company (AVFC) Sub-account American Clients | 4,317,500 | 2.09 |

## 3. Corporate attributes

| | |
|---|---|
| Stock exchange listings | Tokyo, First section |
| Business year end | March 31 every year |
| Category of business | Other products |
| Number of employees (consolidated) | More than 1,000 persons |
| Net sales (consolidated) | More than ¥100 billion and less than ¥1,000 billion |
| Parent company | None |
| Number of consolidated subsidiaries | More than 50 and less than 100 companies |

## 4. Other special conditions which may have material effects on corporate governance

None

# II Organization of Management for Operational Decision-making, Execution and Supervision, and Other Corporate Governance Structures

## 1. Matters related to the structure, operation, etc. of the organization

| | |
|---|---|
| Form of the organization | The Company adopts the Corporate Auditor system. |

**[Matters related to the Directors]**

| | |
|---|---|
| Chairman of the Board of Directors | President |
| Number of Directors | 8 persons |
| Are Any Outside Directors in Office? | Yes |
| Number of Outside Directors | 1 person |

Relations with the Company (1)

| Name | Attribute | Relations with the Company (*1) | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | | a | b | c | d | e | f | g | h | i |
| Toru Hasegawa | He is from a company other than this Company. | | ○ | | | | ○ | | ○ | |

*1 With respect to the relations with the Company, applicable item(s) are marked "○" in accordance with the descriptions below.

a: He is from the Parent Company.

b: He is from another Affiliated Company.

c: He is a major shareholder of the Company.

d: He concurrently serves as the outside director or outside auditor of another company.

e: He is posted as a business execution director, executive officer, or similar officer in

another company.

f: He is related to a business execution director, executive officer, etc. of the Company or a business entity with special relations with the Company, either as a spouse, as a relative within the third degree, or through some similar relation.

g: He is paid a remuneration or other proprietary benefit as an officer by the Parent Company of the Company or by a Subsidiary Company of the Parent Company of the Company.

h: He has entered into an Agreement on Limitations of Liability with the Company.

i: Other relations

Relations with the Company (2)

| Name | Supplementary explanation on the applicable item(s) | Reason for being elected as Outside Director |
|---|---|---|
| Toru Hasegawa | None | (1) He is a person of desirable character and has considerable insight as a director.<br>(2) He is knowledgeable about the business in which the Company is engaged.<br>(3) He has ample experience in running businesses in other industries. |

Matters related to other major activities of the Outside Director

He attends the regular Board of Directors' Meeting (held monthly in principle) and the extraordinary Board of Directors' Meeting.

**[Matters related to the Corporate Auditors]**

| | |
|---|---|
| Is the Board of Auditors Established? | Yes |
| Number of Corporate Auditors | 4 persons |

## Collaborations between the Corporate Auditors and the Accounting Auditor

In order to ensure the integrity and accuracy of accounting audits, the Corporate Auditors receive periodic reports on the progress of auditing financial statements from the Accounting Auditor. The Corporate Auditors and the Accounting Auditor also hold regular meetings to share views on audit plans and audit results.

## Collaborations between the Corporate Auditors and the Internal Auditing Division

At the monthly Board of Auditors' Meetings, the Corporate Auditors hear the status of internal audits from the head of the Internal Auditing Division and exchange views on the internal audits with the Division.

| | |
|---|---|
| Are Any Outside Auditors in Office? | Yes |
| Number of Outside Auditors | 2 persons |

## Relations with the Company (1)

| Name | Attribute | Relations with the Company (*1) | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | | a | b | c | d | e | f | g | h | i |
| Kunio Miura | Attorney at law | | | | | | | | ○ | |
| Yasuharu Terai | He is from a company other than this Company. | | ○ | | | ○ | | | ○ | |

*1 With respect to the relations with the Company, applicable item(s) are marked "○" in accordance with the descriptions below.

a: He is from the Parent Company.

b: He is from another Affiliated Company.

c: He is a major shareholder of the Company.

d: He concurrently serves as an outside director or outside auditor of another company.

e: He is posted as a business execution director, executive officer, or similar officer in another company.

f: He is related to a business execution director, executive officer, etc. of the Company or a business entity with special relations with the Company, either as a spouse, as a relative within the third degree, or through some similar relation.

g: He is paid a remuneration or other proprietary benefit as an officer by the Parent Company of the Company or by a Subsidiary Company of the Parent Company of the Company.

h: He has entered into an Agreement on Limitations of Liability with the Company.

i: Other relations

## Relations with the Company (2)

| Name | Supplementary explanation on the applicable item(s) | Reason for being elected as Outside Auditor |
|---|---|---|
| Kunio Miura | None | (1) He is a person of desirable character and has considerable insight as a corporate auditor.<br>(2) He is an attorney at law and is acquainted with laws and regulations.<br>(3) He can be expected to audit from an objective viewpoint. |
| Yasuharu Terai | None | (1) He is a person of desirable character and has considerable insight as a corporate auditor.<br>(2) He has ample experience in running businesses in other industries. |

## Matters related to other major activities of the Outside Auditors

The Outside Auditors attend the regular Board of Directors' Meeting (held monthly in principle), the extraordinary Board of Directors' Meeting, the regular Board of Auditors' Meeting (held

monthly in principle), and the extraordinary Board of Auditors' Meeting. They also inspect material documents for final decisions, attend important meetings and, when necessary, investigate major divisions and domestic and overseas subsidiaries.
They also offer advice and proposals from time to time based on their objective and neutral standpoints, taking advantage of their expertise.

[Matters related to incentives]

| | |
|---|---|
| Implementation of measures to grant incentives to the Directors | Introduction of a results-connected remuneration system |

Supplementary explanation on related matters

The Company pays remunerations calculated in conjunction with the results of net sales and operating income and, in addition, in consideration of the contributions of each Director.

[Matters related to remunerations for Directors]

| | |
|---|---|
| Means of disclosure | Annual Security Report (Financial Report pursuant to the Securities & Exchange Law), and other means |
| Scope of disclosure | Aggregate amounts paid to Inside Directors and Outside Directors respectively |

Supplementary explanation on related matters

Amounts of remunerations, bonuses and retirement benefits paid to the Directors during the previous business year are as follows.

| | | | |
|---|---|---|---|
| Remunerations subject to the Articles of Incorporation or resolutions of the General Shareholders' Meeting: | Number of Directors paid: 9 persons | Aggregate amount paid: ¥309 million | |
| Directors' bonuses as a part of appropriations of retained earnings | Number of Directors paid: 8 persons | Aggregate amount paid: ¥85 million | |
| Retirement benefits through | Number of | Amount paid: | Total: |

| | | | |
|---|---|---|---|
| a resolution of the General Shareholders' Meeting: | Directors paid: 1 person | ¥79 million | ¥473 million |

* Number of Directors at the business year end: 8 persons
No payments were made to the Directors as salaries for employees (including bonuses).
The total amount of the remuneration and bonus for an Outside Director was 4 million yen.

[Support system for Outside Director (Outside Auditors)]

When a proposal is to be submitted to the Board of Directors' Meeting or the Board of Auditors' Meeting to be attended by an Outside Auditor, the staff member working for the Corporate Auditors sends documents and other materials related to the proposal prior to the meeting, provide explanations on the proposal if necessary, and facilitate the Auditor's work to perform a complete preliminary study. With respect to other material matters, the Company also strives at all times to maintain an efficient auditing environment by providing information, supplying materials, hearing opinions, supporting investigations, collecting information, etc.

Matters to be reported or resolved at the Board of Directors' Meeting are explained to the Outside Director each time, when necessary.

## 2. Matters related to functions of business execution, audit and supervision, nomination, determination of remuneration, etc.

(Board of Directors)

The number of Directors of the Company is eight (8) as of June 27, 2006 (one (1) of them is Outside Director). The Board Meeting held monthly in principle is responsible for group-wide management functions, including strategy planning, the monitoring of the execution of departmental business, and guidance of the corporate group therefor. To define the management responsibility of the Directors, the term of office of each Director is determined to be one (1) year.

(Representative Director and Senior Director)

The number of Representative Directors of the Company is two (2) as of June 27, 2006 (one (1) Chairman & Representative Director and one (1) President & Representative Director). The Chairman & Representative Director is responsible for CSR activities such as compliance and social responsibility responses, and the President & Representative Director is the chief

executive for all businesses of the Company and represents the Company. In addition, there are two (2) Senior Directors who are Managing Directors as of the same date.

(Corporate Auditor and Board of Auditors)

The number of Corporate Auditors of the Company is four (4) as of June 27, 2006 (two (2) of them are Outside Auditors). In addition to holding the Board of Auditors' Meeting once a month in principle, they conduct periodic and comprehensive audits in each division and group company in accordance with their own plans. Further, they attend the Board of Directors' Meeting and other important meetings, including the Management Meeting. With respect to the accounting audit, they endeavor to ensure the integrity and accuracy of accounting audit by periodically receiving reports on the progress of the auditing of the financial statements from the Accounting Auditor. In order to improve the auditing environment, the Company has established a Corporate Auditors Office staffed by employees working for the Corporate Auditors (staffed by one (1) personnel as of June 27, 2006).

(Management Meeting)

The Company holds the Management Meeting twice a month as a rule in order to discuss company-wide management issues arising from time to time and unify the views thereof as a company. Full-time Directors and the Chairman of the Board of Auditors attend the Management Meeting.

(Group Manager)

Five (5) Directors of the Company are also Group Managers for in-company Groups made up of Business Divisions and/or Staff Divisions. Each Group Manager is responsible for the business results of the Group under his/her supervision and issues appropriate commands and orders to enable his/her Group to fulfill its maximum functions. He/she also evaluates the performance of each Division within his/her Group. Through the effect of this directorial supervision of group operations, the Group Managers share information on their Groups in discussions at Board Meetings, Management Meetings, etc. This enables the Group Managers to promptly respond to management issues.

(Executive Officer)

The Company adopts the executive officer system in order to enhance management functions as a consolidated group and to strengthen its business execution function. As a general rule, each

Executive Officer is assigned to the Division(s) in charge of major management issues within a Group of Business Divisions and/or Staff Divisions under the Directors' supervision. This assignment system helps clarify the responsibility for executing departmental business and increases business efficiency. Further, the attendance of Full-time Directors, Executive Officers, and the Chairman of the Board of Auditors at the Executive Officers' Meeting held monthly in principle ensures the quick and efficient execution of business and the maintenance of good communications between the Board of Directors and Executive Officers. The number of the Executive Officers is thirteen (13) as of June 27, 2006.

(Company-wide Governance Committee)

The Company has established a "Company-wide Governance Committee" consisting of three (3) committees: a Compliance Committee, CSR Committee, and Officers Personnel Affairs Committee. The Compliance Committee promotes company-wide cross-sectional activities to pursue the corporate social responsibility and the business operations in which legal and regulatory compliance is stressed. The CSR Committee conducts activities to encourage voluntary contribution to society by developing and applying various independently established Company standards which go beyond applicable laws and regulations. Candidates for the Directors, Corporate Auditors, and Executive Officers are nominated through discussions in the Officers Personnel Affairs Committee, to increase the transparency and fairness in the selection of candidates for those officers. This Committee also reviews human resource development programs for future candidates and the remuneration system for officers.

(Internal Audit)

The Company has established an Internal Auditing Division (staffed by five (5) personnel as of June 27, 2006) under the direct control of the President and Representative Director to review and assess the Company's system for the control and operation of overall management activities, as well as the performance of business executions, in view of legitimacy and rationality. Based on the results of this review and assessment, the Internal Auditing Division provides information related thereto and advice and recommendations for improvement and realignment. It also endeavors to improve audit efficiency by closely communicating and consulting with the Corporate Auditors and Accounting Auditor.

(Accounting Auditor)

The Company employs Shin Nihon & Co. (English Name: Ernst & Young ShinNihon) as its

Accounting Auditor. Mr. Hideji Kawanishi and Mr. Takahiro Takiguchi, two certified public accountants belonging to the said audit corporation, conduct the accounting audits of the Company. With respect to the durations of their engagements in the auditing of the Company, Mr. Kawanishi is now in his thirteenth year and Mr. Takiguchi is in his first year. In addition, another nine (9) certified public accountants, seven (7) assistant certified public accountants, and eleven (11) assistants help them conduct the auditing work.

# III Measures for Shareholders and Other Stakeholders and their Implementation

## 1. Working to vitalize the General Shareholders' Meeting and facilitate the exercise of voting rights

| | Supplementary explanation |
|---|---|
| Earlier dispatch of the notice of the Meeting | In an effort to solicit the exercise of as many voting rights as possible, the notice is dispatched at least three (3) weeks prior to the date of the Meeting in principle. |
| Date of the Meeting to be fixed in principle on a day other than the day on which the largest number of companies holds annual shareholders meetings ("the peak day"). | In an effort to increase the number of shareholders able to attend the Meeting, the Company endeavors to select a day other than the peak day, to the extent feasible. |
| Exercise of voting rights through electromagnetic means | The Company allows the electronic exercise of voting rights via the Internet and also will introduce the Tokyo Stock Exchange Platform to facilitate voting by institutional investors. |
| Others | The Company sends an English version (summary) of the notice of the Meeting separately to foreign shareholders, who have been increasing in number in recent years. To deepen the understanding of attending shareholders, the Company presents VTR presentations on the business reports. Further, it holds events such as mini-concerts and plant tours after the Meeting, while introducing its products. |

## 2. IR Activities

| | Presentation by Representative | Supplementary explanation |
|---|---|---|
| Periodic presentation meeting for individual investors | Will not be made | The Company proactively participates in securities companies' events for individual investors. |

| | | |
|---|---|---|
| Periodic presentation meeting for analysts and institutional investors | Will be made | The Company holds an IR presentation meeting for securities analysts when releasing its quarterly results. It also organizes facilities tours and business presentations for institutional investors whenever deemed appropriate. |
| Periodic presentation meeting for foreign investors | Will be made | The Company holds presentation meetings with foreign institutional investors twice a year. |
| Posting of IR materials via the website | Contained | The Company enriches its IR materials and provides information through its website.<br>It is also striving to expand its individual investor base by developing and launching a website for individual investors, etc. |
| Placing department (or person) in charge of IR | - | Public & Investors Relations Group, Public Relations Division |

## 3. Reinforcing respect for the stakeholders' positions

| | Supplementary explanation |
|---|---|
| The provision of internal rules, etc. concerning respect for stakeholders' positions | As stated in the section on the Fundamental Concept of Corporate Governance, the Company declares, in its Corporate Philosophy, that the Company has "commitments" to each of its stakeholders—"shareholders," "customers," "employees," and "local society"—and positions those commitments as its basic management policy. Further, specific codes of conduct are prescribed in the Compliance Guide. |
| Environmental protection activities, CSR activities, etc. | The Company has established a CSR Committee to engage principally in social activities such as environmental protection and energy saving. The CRS Committee is now performing its activities diligently. At the end of May 2005, the Company achieved zero emission of wastes in all of its domestic manufacturing plants. The Company also issues environmental and social reports to introduce its works for environmental protection and other social activities. |

# IV Fundamental Concept of the Internal Controls System and the Status of Improvement of the System

The Company has been improving its system to ensure the appropriate operation of its businesses (hereinafter referred to as the "Internal Controls System"), in accordance with the Company Law and the Enforcement Regulations of the Company Law, as stated hereunder. It strives to qualitatively enhance the Internal Controls System in order to improve the efficiency of its business operations and the reliability of its accounting and financial information, strictly comply with the laws and regulations, strengthen its ability to secure the assets and control the risks, and pursue optimal corporate governance for the enhancement of the Company's corporate and brand value.

1. Systems to ensure that the Directors and employees comply with applicable laws, regulations, and the Articles of Incorporation in the execution of their duties
   * The Board of Directors specifies in the Rules for the Board material matters to be resolved by the Board and requires the reasonable decision-making process and content of resolutions. The Representative Director(s) and Business Execution Director(s) report to the Board of Directors on the status of the business execution, and the Board supervises the execution of duties of each Director.
   * The Auditors audit the execution of the Board of Directors in accordance with the audit standard and audit plan.
   * The Company is willing to increase the number of independent Outside Directors and independent Outside Auditors, and aims for more objective and transparent management.
   * The Compliance Committee established in the Company institutes the "Codes of Conduct for Compliance," upgrades the relevant regulations and manuals, and strives to improve the penetration of compliance education throughout the group.
   * The Company establishes a framework to ensure compliance with laws, etc. and a system for effective internal checks and balances. In order to develop those systems, the staff division in charge offers guidance and advice to group companies.
   * The Internal Auditing Division formed in the Company promotes further business improvements through internal audits directly or indirectly extended to group companies.
   * The Company aims to raise the awareness and enhance the ethics of all employees of group companies by implementing a fair and transparent personnel system
   * In order to realize effective compliance, an internal whistle-blowing system is adopted.

2. Systems concerning storage, management, etc. of information on the execution of duties by the Directors
   * The Directors store and manage documents and other information related to the execution of their duties properly in compliance with the internal regulations.
   * The Internal Auditing Division conducts periodic audits on the storage and management of information.
   * The Company has established an administration system for material information and implements accurate and prompt information disclosures.

3. Internal regulations and other systems concerning risks of loss
   * Out of the various risks which may occur in connection with the execution of business, the Company lays weight on violations of law, damages to brand, quality issues (including PL problems and customer complaints), environmental issues, export control, the protection of personal information, health and safety, etc., taking into account the probability and importance of each type of risk. To address risk-related issues, the Company has established a company-wide cross-sectional committee headed by a Director, which formulates policies for the risk management of the whole group. Staff divisions entrusted with the implementation of the individual risk management activities implement the activities in accordance with the nature of the risk, upgrade the relevant regulations and manuals, and offer guidance and advice to the whole group.
   * Internal audits are conducted by the Internal Auditing Division to collect risk information and recommend appropriate responses.

4. Systems to ensure the efficient execution of duties by the Directors
   * The Board of Directors enhances the speed of business execution and the efficiency of management by defining the appropriate delegation of authority, the missions of each division and group company, and the command and order system, in addition to the measures to institute and maintain regulations concerning the execution of business, including the Rules for the Board of Directors, the Regulations on authorization, etc., and clarification of the authorities and responsibilities of the Board of Directors and Representative Directors.
   * Concerning material matters which may influence the whole group, including matters to be resolved by the Board of Directors, a complete discussion is carried out at the

Management Meeting, etc. and, if necessary, opportunities to hear the opinions of outside experts are arranged, in order to secure a reasonable and lawful process and reasonable and lawful content of determinations.

* For the purpose of group-wide goal setting and performance evaluation, the Company has established a business management system which enables prompt business judgments and risk controls.

5. Systems to ensure the propriety of business operations in the corporate group consisting of the Company and its subsidiaries

* The Company upgrades its information infrastructure to ensure better comprehension of the status of operations of each group company and to enable the Company to promptly prepare its consolidated financial statements.
* The Company has a "Group Management Charter" which defines the group management policies. In accordance with the Charter and the "Regulations for Controlling Group Company," the divisions in charge of controlling subsidiaries are responsible for providing the subsidiaries under their control with appropriate managerial guidance and advice, and the subsidiaries confer and consult with the relevant divisions concerning certain material matters at an early stage, with assistance from the staff divisions.
* The Company adopts a risk management system covering the whole group and extends compliance education to its group companies.
* In principle, each of the group companies has established a Board of Directors and Corporate Auditors (Each big company has a Board of Auditors and an Accounting Auditor, instead).
* Internal audits and external audits are conducted whenever necessary, and the results are fed back to improvements in business.

6. Matters concerning employees to be posted as assistants to the Auditor(s) for the execution of auditor duties.

As a section dedicated to the assistance of the Corporate Auditors in performing the auditor duties, the Corporate Auditors Office is formed and functions under the direct control of the Board of Auditors. Further, upon request of the Corporate Auditors or the Corporate Auditors Office, other staff divisions also assist the Corporate Auditors in audit affairs.

7. Matters concerning independence from the Directors of employees engaged as assistants to the Corporate Auditors

   The Board of Auditors receives a prior notice from the Director(s) concerning changes in the organization and staff members of the Auditors Office and, if necessary, expresses its opinions on those changes or requests modifications. Some staff employees who are not subject to the commands or orders of the Directors are posted in the Corporate Auditors Office. In addition, any personnel evaluation of those staff employees or any disciplinary action against them requires the approval of the Board of Auditors.

8. Systems for the Directors or employees to report to the Board of Auditors and other systems concerning reports to the Corporate Auditors

   * The Chairman of the Board of Auditors attends the Management Meeting, the Executive Officers' Meeting, and other important meetings, and expresses his opinions when necessary.
   * The Corporate Auditors inspect material documents for final decisions and request explanations or reports from the Directors or employees when necessary.
   * In addition to the matters prescribed by law, the Board of Auditors receives periodic reports on the following matters as determined by the Board of Auditors;
     * Activity reports by the relevant staff division on internal control practices
     * Reports by relevant staff divisions on compliance and the operations of the internal whistle-blowing system and current conditions of whistle-blowing.
     * Reports by the Internal Auditing Division on the results of internal audits

9. Other systems to ensure the effectiveness of auditing by the Corporate Auditors

   The President & Representative Director has periodic opportunities, either personally or through the Internal Auditing Division, to exchange views with the Corporate Auditors on the upgrading and operating status of the Internal Controls System. Through such exchanges, the President & Representative Director promotes the constant improvement of the system. The Company endeavors to ensure that the Corporate Auditors receive the assistance of outside experts, whenever the Corporate Auditors deem it necessary for their auditing.

["Pattern Diagram" for reference: See attached paper at the end.]

## V Other Matters

### 1. Matters concerning the anti-takeover measures

At the meeting of the Board of Directors held on April 28, 2006, Yamaha Corporation established the following policy (the "Policy") pertaining to any potential purchase of the Company's shares and other securities that will, if executed, result in the acquisition of a 20%-or-greater share of voting rights in the Company (the "Large Share Purchase") by any given group of shareholders (the "Large Share Purchaser"). The Policy is designed to avoid an irrational takeover that is not in the best interests of the Company or its shareholders.

The Board of Directors recognizes that Yamaha is a listed company, and, as such, that its shares are traded freely; however, we believe that shareholders should make the final decision as to whether to accept a Large Share Purchase offer from any party. In addition, we believe that the Board of Directors must provide shareholders with necessary and sufficient information to make appropriate decisions pertaining to any Large Share Purchase offers. To this end, the Board of Directors has established certain rules pertaining to the provision of information prior to a Large Share Purchase (the "Large Share Purchase Rules") to ensure that the necessary information pertaining to the Large Share Purchase by the prospective Large Share Purchaser is properly provided to shareholders.

The purpose of the Large Share Purchase Rules is to provide an opportunity for shareholders to receive necessary information about the Large Share Purchase, as well as the opinions and alternative plans of the Board of Directors pertaining thereto, to enable the shareholders to determine whether the Large Share Purchase is acceptable. The Large Share Purchase Rules are designed to protect the interests of shareholders as a whole in the event of a Large Share Purchase with the potential to impact the management of the Company. If a Large Share Purchaser complies with the Large Share Purchase Rules, the Board of Directors shall not attempt to interfere with the Large Share Purchase at its own discretion, unless it is clear that the Large Share Purchase will cause irreparable damage or loss to the Company.

Yamaha's Board of Directors believes it to be in the best interest of the shareholders to apply the

Large Share Purchase Rules to any Large Share Purchase.

The Large Share Purchase Rules are outlined below.

(1) Submission of a Statement of Intent

A Large Share Purchaser interested in making a Large Share Purchase is to first submit a Statement of Intent containing a pledge to comply with the Large Share Purchase Rules to the Company's Board of Directors. In addition, the Board of Directors is to promptly disclose receipt of the Statement of Intent from the Large Share Purchaser.

(2) Submission of Information Regarding the Large Share Purchase

The Large Share Purchaser is to provide sufficient information to the Board of Directors to allow it to form an opinion and to allow shareholders to make a decision regarding the proposal (the "Large Share Purchase Information"). In addition, the Board of Directors will disclose the fact that a Large Share Purchase has been proposed, together with the Large Share Purchase Information and other information, as it sees fit.

(3) Provision of Additional Large Share Purchase Information

In the event that the Board of Directors finds the information initially provided insufficient to constitute Large Share Purchase Information, it may require the provision of additional information to satisfy Large Share Purchase Information requirements. In this case, the Board of Directors shall notify the Large Share Purchaser of the information that it requires and the reasoning behind the said request for information. The Board of Directors shall establish an appropriate deadline by which the Large Share Purchaser is to supply the aforementioned information.

(4) Assessment Period

Should the Board of Directors determine that sufficient Large Share Purchase Information has been provided through the process outlined above, it will then assess the Large Share Purchase Information through deliberation and negotiation to form an opinion and establish alternative plans (the "Assessment Process") within a set period of time (the "Assessment Period"). The Assessment Period shall be either (i) or (ii) below, depending on the nature of the Large Share Purchase. The Large Share Purchaser shall proceed only after the Assessment Period has lapsed. In such case, the Board of Directors shall promptly disclose the commencement of the

Assessment Period.

(i) A 60-day Assessment Period shall be granted for a prospective Large Share Purchase in which all shares are to be purchased via a cash tender offer (Japanese yen).

(ii) A 90-day Assessment Period shall be granted for any prospective Large Share Purchase outside the scope of (i) above.

However, the Board of Directors reserves the right to extend the Assessment Period as required to examine the nature of the Large Share Purchase, negotiate with the Large Share Purchaser, formulate alternative plans, and take other steps to protect the corporate value of the Company and the interests of shareholders as a whole. In addition, should the Board of Directors extend the Assessment Period, the Board shall promptly disclose its reason for the extension, the extended period, and other matters as it deems fit following its resolution regarding the said extension.

(5) Disclosure of the Board of Directors' Opinion and the Proposal of Alternative Plans

During the Assessment Period, the Board of Directors will conduct a thorough assessment and examination of the Large Share Purchase Information it has received and receive advice from outside experts to carefully form an opinion on the proposal and to make the opinion public. In addition, the Board of Directors shall negotiate with the prospective Large Share Purchaser with the aim of improving the terms of the Large Share Purchase, and offer shareholders alternative plans as necessary.

(6) Countermeasures in the Event of Non-Compliance with Large Share Purchase Rules

Should a Large Share Purchaser fail to comply with the Large Share Purchase Rules, Yamaha's Board of Directors may take measures against the Large Share Purchaser to protect the interests of its shareholders, including the issuance of stock options without compensation and other actions permissible by law and the Company's Articles of Incorporation.

In this case, however, the Board of Directors shall not take countermeasures expected to result in economic damage or the loss of legal rights on the part of shareholders, excluding Large Share Purchasers who fail to comply with the Large Share Purchase Rules. Should the Board of Directors elect to take a specific countermeasure, it shall disclose this information in a timely and appropriate manner, pursuant to the law and stock market regulations.

The aforementioned Policy shall remain in effect until the close of the first meeting of the Board

of Directors subsequent to the ordinary general shareholders meeting. If the directors resolve at the said meeting of the Board of Directors to continue the Policy, the Policy shall remain in effect until the close of the first meeting of the Board of Directors subsequent to the ordinary general shareholders meeting to be held in the following year, and the same shall apply thereafter. Yamaha's directors serve for a period of one year. Thus, a Board of Directors comprised of directors elected by shareholders at the ordinary general shareholders meeting to be held in June each year will determine whether to keep or abolish the Policy.

Each candidate for director will declare in advance whether he or she will support the Policy or not, and the shareholders may decide the propriety of continuing the Policy through the election of the directors. Furthermore, even if the Board of Directors decides to extend the effective term of the Policy, it reserves the right to revise the said Policy as required to protect or enhance the corporate value and the interests of shareholders as a whole.

The continuance of the above Policy was resolved at the meeting of the Board of Directors held on June 27, 2006. All four corporate auditors, including the outside auditors, attended the meeting of the Board of Directors and indicated that they approved of the continuance of the Policy on the condition that it is to be implemented properly.

## 2. Other matters concerning corporate governance system, etc.

Not applicable.

# [Reference Material: "Pattern Diagram"]


General Shareholders' Meeting
Appointment/dismissal
Appointment/dismissal
Appointment/dismissal
Auditing
Board of Directors
8 persons
(incl. 1 Outside Director)
Board of Auditors
4 persons
(incl. 2 Full-time Auditors)
(incl. 2 Outside Auditors)
Reports
Accounting Auditors
*1
*2
Reports
Selection
Selection/dismissal/supervision
Selection
Corporate Auditors Office
Representative Directors
2 persons
Advice
Reports
*1 Approval of selection/ reelection
*2 Judgments regarding appropriateness of auditing
Guidance
Companywide Governance Committee
Recommendations and reports
Internal Auditing Dvision
Advice
Management Meeting
7 Directors
Companywide Special Promotion Committees
Promotional Headquaters, Screening Committee
Auditing
Group Managers
5 Directors
Executive Officers
13 persons
Individual Business Divisions
Staff Divisions
Guidance & Advice
Guidance & Advice
Group Companies
Guidance & Advice